January 16, 2014

VIA EDGAR

Mr. John A. Spitz

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20459-7010

Re:	Doral Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 13, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 5, 2013

File No. 001-31579

Dear Mr. Spitz:

We hereby acknowledge the receipt of your letter dated December 4, 2013 (the “Comment Letter”) and hereby respond to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in the Comment Letter. To assist in your review, the responses follow the same order and reference number as set forth in the Comment Letter and we have set forth the text of the Staff’s comments in bold italics below.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 3. Legal Proceedings

Banking Regulatory Matters, page 56

1.	We note disclosure of the Consent Order with the FDIC and Commissioner of Financial Institutions of Puerto Rico entered into on August 8, 2012, and your written agreement dated September 11, 2012 with the Federal Reserve Bank of New York. For each significant action item, please tell us and revise future filings to discuss the actions you have taken or plan to take to comply with the regulatory agreements and the current status of your compliance.

Response to Comment #1

Doral Financial Corporation (the “Company” or “DFC”) entered into a written agreement (“the Written Agreement”) dated September 11, 2012 with its primary supervisor, the Federal Reserve Bank of New York (“FRBNY”), which replaced and superseded the Cease and Desist Order entered into by the Company with the Board of Governors of the Federal Reserve System on March 16, 2006. The Written Agreement, among other things, requires the Company to (a) take appropriate steps to fully utilize its financial and managerial resources to serve as a source of strength to Doral Bank, including steps to ensure that Doral Bank complies with any supervisory action taken by Doral Bank’s federal and state regulators; (b) undertake a management and staffing review to aid in the development of a suitable management structure that is adequately staffed by qualified and trained personnel; (c) establish programs, policies and procedures acceptable to the FRBNY relating to credit risk management practices, credit administration, loan grading, asset improvement, other real estate owned (“OREO”), allowance for loan and lease losses (“ALLL”), accounting and internal controls, and internal audit; (d) not declare any dividends without the prior written approval of the FRBNY and the Director of Banking Supervision and Regulation of the Board of Governors; (e) not directly or indirectly take any dividends or any other form

January 16, 2014

of payment representing a reduction of capital from Doral Bank without the prior approval of the FRBNY; (f) not, directly or indirectly, incur, increase or guarantee any debt without the prior written approval of the FRBNY; (g) submit to the FRBNY an acceptable written plan to maintain sufficient capital at DFC on a consolidated basis; and (h) seek regulatory approval prior to the appointment of a new director or senior executive officer, any change in a senior executive officer’s responsibilities, or making certain severance or indemnification payments to directors, executive officers or other affiliated persons.

The Company believes it has taken, and continues to take, the requisite actions to achieve or otherwise maintain compliance with the Written Agreement. The Company has taken each of the following actions to comply with each main component of the Written Agreement:

(a) Since September 11, 2012 the Company has expanded its managerial resources as a source of strength to Doral Bank by hiring David Hooston as Chief Financial Officer on July 1, 2013, succeeding Penko Ivanov, who was appointed Interim Chief Financial Officer following the resignation of Robert Wahlman, and other persons in its financial staff. In addition, the Company hired Jesus Mendez to serve as Executive Vice President, Head of Puerto Rico Operations for the Company and Doral Bank, and also appointed Mr. Mendez to serve as an executive director on the Board of Directors of Doral Bank (the “Bank Board”) effective in January 2013. The Company also hired Andrew Bastone as Chief Risk and Administrative Officer for Doral Recovery, a special servicing unit established in 2013 to improve asset quality, effective August 2013. The Company’s Board of Directors (the “Board”) also appointed two Puerto Rico (“PR”) based individuals, George Joyner and John Regis, to serve as independent directors on the Bank Board effective February 2013. Finally, the Company’s Board meets at least quarterly to review the Company’s ongoing compliance with the Written Agreement and formed a regulatory committee that meets at least quarterly to closely monitor the Company’s compliance with the Written Agreement and Doral Bank’s compliance with the Consent Order.

(b) The Board engaged and worked with an independent consultant in reviewing management and staffing resources to aid in the development of a suitable management structure that is adequately staffed by qualified and trained personnel. This review was completed in November 2012. As a result of this review, the Board prepared and submitted a plan to strengthen management and staffing resources that includes: ongoing employee satisfaction surveys; enhanced job profiles for specified management levels; staffing and skills analysis for specified management levels; recruitment plans for specified management levels; succession planning; span of control; risk, risk management and compliance training for specified management levels; addressing technology systems; and evaluating the internal audit assessment. The Company has implemented a majority of recommendations to the Board to date, and expects to implement remaining recommendations during 2014.

(c) The Board has timely submitted and implemented programs, policies and procedures relating to the following: credit risk management practices, credit administration, loan grading, asset improvement, OREO, ALLL, accounting and internal controls, and internal audit: a credit administration program, which includes procedures for analyzing credits, written appraisal standards and enhanced loan work out strategies; a loan portfolio program to effectively grade its loan portfolio on an ongoing basis; a credit risk program whereby all criticized or classified loans that are to be extended, renewed or restructured are reviewed and approved by a designated committee of the Board; an enhanced OREO program, which includes procedures to maintain compliance with OREO regulations, obtain appraisals or evaluations, and schedules for timely disposition of OREO; an ALLL program to improve the methodology by which the ALLL is determined, which was reviewed by an independent third party; a capital plan; and a cash flow plan. Most recommendations for further enhancement to the ALLL methodology developed during the independent third party review have been adopted and implemented during 2013.

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(d) In compliance with the Written Agreement, the Company has not declared or paid any dividends, and has not, directly or indirectly, taken any dividend from Doral Bank.

(e) In compliance with the Written Agreement, the Company has not directly or indirectly taken any dividends or any other form of payment representing a reduction of capital from Doral Bank without the prior approval of the FRBNY.

(f) In addition, neither the Company nor any of its non-bank subsidiaries have, directly or indirectly, incurred, increased, or guaranteed any debt.

(g) As noted above, the Company has submitted to the FRBNY a written plan to maintain sufficient capital at the Company on a consolidated basis.

(h) In compliance with the Written Agreement, there have been no new appointments of directors by the Company. At the time the Company appointed Mr. Penko Ivanov to serve as Interim Chief Financial Officer; hired Mr. Hooston as its Chief Financial Officer; hired Mr. Jesus Mendez as Executive Vice President, Head of PR Operations and executive Director of Doral Bank; and hired Mr. Andrew Bastone to serve as Chief Risk and Administrative Officer of Doral Recovery; the Company complied with the notice requirements of Section 32 of the FDI Act and Subpart H of the Federal Reserve Board’s Regulation Y, as well as the terms of the Written Agreement relating to new senior officer hires. Since signing the Written Agreement, the Company has complied with severance or indemnification payment limitations to directors, executive officers or other affiliated persons.

The Company has and continues to timely submit required quarterly progress reports to the FRBNY.

On August 8, 2012, the members of the board of directors of Doral Bank entered into a consent order (the “Consent Order”) with the Federal Deposit Insurance Corporation (the “FDIC”) and the Commissioner of Financial Institutions of Puerto Rico (“the Commissioner”). The FDIC has also notified Doral Bank that it deems Doral Bank to be in troubled condition. The Company believes that Doral Bank has taken, and continues to take, requisite actions to achieve or otherwise maintain compliance with the Consent Order. The Consent Order requires Doral Bank to have and retain qualified management acceptable to the FDIC and the Commissioner. In addition to the individuals hired or appointed by the Company, the Bank hired Sergio Garcia to formally serve as Chief Information Officer beginning in January 2013. The Consent Order also requires Doral Bank to undertake through a third-party consultant an assessment of its board and management needs, as well as a review of the qualifications of the current directors and senior executive officers. The Board of Doral Bank (the “Bank Board”) undertook this review with the assistance of an independent management consultant. The review, together with the Bank Board’s and management’s plans to address recommendations developed during the review, were submitted to the FDIC and the Commissioner. The Doral Bank management plan is substantially similar to the management plan prepared pursuant to the Written Agreement. The Doral Bank board plan includes expanding the number of independent directors on the Bank Board; formalizing training for board members; implementing self-assessments; formalizing the process for selecting new board members; and reviewing Bank Board meeting frequency, committee structure and fee structure. Doral Bank has implemented a majority of the recommendations to date, and expects to implement the remaining recommendations during 2014.

The Consent Order requires Doral Bank to eliminate from its books, by charge-off or collection, all assets or portions of assets classified “Loss” by the FDIC and the Commissioner. Doral Bank also is required to establish and provide to the FDIC and the Commissioner for review a Delinquent and Classified Asset Plan to reduce Doral Bank’s risk position in loans in excess of $1 million that are more than 90 days delinquent, criticized, or classified. Doral Bank timely submitted to the FDIC and the Commissioner and

January 16, 2014

implemented a written plan to reduce the Bank’s risk position in each such delinquent, criticized or classified loan in excess of $1 million. In addition, all criticized or classified loans that are to be extended, renewed or restructured are being reviewed and approved by a designated committee of the Board.

The Consent Order also requires Doral Bank to establish plans, policies or procedures acceptable to the FDIC and the Commissioner relating to its capital, profit and budget plan, ALLL, loan policy, loan review program, loan modification program, appraisal compliance program, and its strategic plan that comply with the requirements set forth in the Consent Order. Doral Bank has timely submitted to the FDIC and the Commissioner and implemented an enhanced ALLL methodology program. Although the Consent Order does not mandate a separate independent third party review of Doral Bank’s ALLL methodology program, it was reviewed pursuant to the Written Agreement. Most recommendations for further enhancement to the ALLL methodology developed during the independent third party review have been adopted and implemented during 2013. The Bank Board has and continues to review the ALLL on a quarterly basis within mandated time frames, and has taken necessary provisions and/or charges in compliance with the Consent Order. Doral Bank has timely submitted to the FDIC and the Commissioner and implemented enhancements to its loan policy, as well as procedures relative to lending and credit administration, an enhanced appraisal compliance program which incorporates regulatory guidance, and has provided mandated training to appraisal reviewers. Moreover, Doral Bank established an independent loan review program in compliance with the Consent Order. The Vice President of Loan Review reports directly to the Audit Committee of the Board of Directors and administratively to the Chief Compliance Officer. Doral Bank also timely retained an independent third-party firm to assist in conducting a review and preparing a report of its residential loan modification programs. The written loan modification report was submitted to the FDIC and the Commissioner.

In addition, the required profit plan through 2013 was timely submitted to the FDIC and the Commissioner and implemented, and the 2014 profit plan is planned to be submitted to the FDIC and the Commissioner on or before January 30, 2014. Doral Bank continues to review on an ongoing basis policies, procedures, plans, and programs to eliminate or correct, and prevent unsafe and unsound banking practices, violations of laws or regulations, and all contraventions of regulatory guidance. Doral Bank also timely submitted to the FDIC and the Commissioner and implemented a capital plan to maintain compliance with mandated capital ratios set forth in the Consent Order. To date, Doral Bank has not submitted a contingency plan for the sale, merger or liquidation of Doral Bank, as capital has remained above required levels.

Doral Bank is required to obtain a waiver from the FDIC before it may accept brokered deposits or extend credit to certain delinquent borrowers. Doral Bank is in compliance with the prohibition set forth in the Consent Order on accepting, renewing, or rolling over any brokered deposits without a waiver from the FDIC. Since issuance of the Consent Order, Doral Bank has received requested waivers to accept, renew or rollover brokered deposits. Doral Bank’s current waiver is valid until March 31, 2014. In addition, Doral Bank has established and implemented protocols to maintain compliance with limitations of the amount of interest that Doral Bank may pay on deposits.

The Consent Order also provides that Doral Bank cannot pay a dividend without the approval of the Regional Director of the FDIC and the Commissioner. The Bank Board is required to establish a compliance committee to oversee Doral Bank’s compliance with the Consent Order, and Doral Bank is required to provide quarterly updates to the Regional Director of the FDIC and the Commissioner of its compliance with the Consent Order. Doral Bank remains in compliance with the prohibition on the declaration and payment of any dividends without FDIC and Commissioner approval. The Bank Board established a compliance committee composed of three independent directors, which meets monthly to review actions taken or to be taken by Doral Bank to achieve or otherwise maintain compliance with the

January 16, 2014

Consent Order, and to prepare a report to the Bank Board. The Bank has and will continue to timely submit required quarterly progress reports to the FDIC and the Commissioner. Since the signing of the Consent Order, Doral Bank has complied with severance or indemnification payment limitations to directors, executive officers or other affiliated persons.

Item 6. Selected Financial Data, page 63

2.	We note that the Company’s total loans are in excess of its total deposits. In future filings, consider adding a risk factor discussing how this impacts the Company’s costs of funds and, more specifically, the potential effects on future operating results.

Response to Comment #2

The Company uses non-deposit and deposit funding sources to provide liquidity for its on-balance sheet lending and investment activities. Borrowings from the Federal Home Loan Bank of New York (“FHLBNY”) and structured Collateralized Loan Obligations (“CLO’s”), among other funding sources, are used to augment traditional bank deposits in the Company’s overall funding mix. As a consequence of the term of the CLO’s debt being significantly longer than the term of the underlying loans, the Company does not perceive the need for a risk factor related to this source of non-depository funding. However, the Company does see the opportunity to identify the risks associated with its use of FHLBNY borrowing. Accordingly, the Company will revise its future filings to include a Risk Factor related to FHLBNY borrowings, as included below.

“Doral Bank is highly dependent upon borrowings from the Federal Home Loan Bank of New York (FHLBNY) to fund its lending activities. If borrowings from the Federal Home Loan Bank of New York are limited in the future, Doral Bank’s liquidity, operations, ability to meet its obligations and earnings will be materially adversely affected.

In the third quarter of 2013, the FHLBNY informed Doral Bank that due to the deterioration in its financial condition all new borrowings granted would be for a maximum term of thirty days. The reduction in the duration of future borrowings to thirty days or less eliminates Doral Bank’s ability to use term borrowings from the FHLBNY to assist in managing interest rate risk which may result in lower earnings as Doral Bank can no longer obtain long-term capital commitments at fixed interest rates to fix its net interest margins. Should the condition of the Company deteriorate further the FHLBNY may institute additional collateral qualifications or reduce the amount of borrowing per dollar of collateral pledged (i.e. “haircuts”). Additionally, the FHLBNY could discontinue further lending to Doral Bank altogether when existing borrowings mature. Should future borrowings be limited through additional “haircuts”, disqualification of collateral or complete withdrawal of the ability to receive new advances, Doral Bank’s liquidity, operations, ability to meet its obligations, and earnings will be materially adversely affected.”

January 16, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Allowance for Loan Losses, page 69

3.	We note your disclosure on page 70 that during the first quarter of 2012, you adopted a “more conservative outlook” as to future loan performance considering new information developed during the quarter, and the uncertain economic and regulatory environments. Please tell us and revise your future filings to explain the following:

•	Discuss in detail the new information developed in addition to changes to the economic and regulatory environments that has led you to employing a more conservative outlook.

•	Discuss why these changes were made during the first quarter of 2012 as opposed to a prior period.

•	Separately explain in detail the reasons for each of the changes to the assumptions and calculations disclosed, (i.e. reducing defaulted loans by 90 days, increasing the expectation that long term delinquent loans are foreclosed, etc.) disaggregated by loan portfolio segment along with the corresponding support that these changes are representative of the credit risk inherent in your loan portfolio.

•	Quantify the provision for loan losses as a result of this change to your allowance for loan loss methodology separately for each of the significant assumptions and calculations that have been changed.

Response to Comment #3

Since 2007, the Company has been subject to annual examinations by the FRBNY and Doral Bank has been subject to concurrent annual examinations by the FDIC and the Commissioner. Through these examinations, the Company is able to understand its primary regulator’s views and expectations relating to the economic outlook of the banking system in the markets in which the Company and Doral Bank compete, as well as views and expectations relating to the Company and Doral Bank itself. The results of the examinations ending in the first quarter of 2012, conducted by the FRBNY in respect of the Company and the FDIC in respect of Doral Bank, were one of the causes of management adopting a more conservative outlook. This determination by the FRBNY, the FDIC, and the Commissioner also ultimately resulted in the Company entering into the Written Agreement and Doral Bank entering into the Consent Order. Management’s determination to adopt this outlook was made considering the assessments made by the Company’s and Doral Bank’s primary regulators resulting from the examination process as well as sufficient direct economic experience. Future regulatory examinations, as well as changes in general economic conditions, could lead to other changes in management’s outlook.

In the first quarter of 2012, the Company enhanced its model for estimating its ALLL, in light of working through the annual examination with the FRBNY as well as Doral Bank’s similar annual review with the FDIC, in addition to management’s own judgment as to the continuing deterioration of the PR economy and the uncertain regulatory environment. This enhancement reflects the incorporation of a changing economic environment and a changing loan portfolio which resulted in an increased or “more conservative” ALLL. The PR economy entered a recession in 2006 and by the first quarter of 2012 had contracted almost 12% from the peak. Furthermore, the exodus of young educated and talented adults from PR and the decrease in the rate of family formation was accelerating the deterioration and further damaging the Company’s and Doral Bank’s mortgage loan portfolio, and reducing the likelihood of a recovery of the PR economy in the near term. Additionally, the volume of foreclosure activity was increasing, as the three FDIC-assisted transactions on the island two years earlier had reached their loss sharing caps and as a result of termination of the FDIC assistance more defaults occurred, threatening future real estate valuations in PR. Also, by early 2012 management determined that the length and lengthening of the foreclosure process in PR and lack of PR certified appraisers due to the FDIC’s demand of specified appraisals procedures for all banks in PR during 2011 meant that neither the Company nor Doral Bank could obtain appraisals for its collateral dependent loans in a timely manner. Furthermore, the appraisals obtained were often stale upon receipt. In consideration of the weight of this accumulation of facts in a stressed economic environment that far exceeded the stress environments contemplated by the Federal Reserve in their stress guidance to US banks, management, in discussion with the Board of Directors, concluded that it was unlikely the PR economy would strengthen in the foreseeable future, and that the ALLL model should be enhanced to reflect this outlook.

January 16, 2014

Prior to 2012, management and the Board believed it was reasonable to assume that the PR economy would recover and begin to grow through the end of 2011, consistent with forecasts by various third parties. These forecasts were corroborated by internal data supporting a slowdown in the decrease of subsequent loan valuations, as well as a stabilization of delinquency and default rates, which were interpreted as evidence of reaching a “floor”. In developing its previous view, management looked most to third-party publicly available reports, such as Moody’s and the PR Planning Board’s forecast for PR, until the PR economic results for 2011 and the Company’s results for the first quarter of 2012 were known in the second quarter of 2012. These factors led management to conclude that the third-party forecasts were overly optimistic.

Two circumstances served as a catalyst for management’s re-evaluation of the previous general economic view. First, as described in the preceding paragraph, the bank regulatory agencies became very critical about the condition of the PR economy and outlook after the resolution of the three institutions in PR at an estimated cost to the FDIC’s Deposit Insurance Fund of over $5 billion. Second, the Company and PR Bankers Association commissioned an independent market study by Estudios Tecnicos, Inc. (the “Estudios Tecnicos Study”), a leading economic, market strategy, and planning consulting firm with 25 years of experience in PR, to more accurately determine the devaluation rate of undeveloped land on the island, the absorption rate of existing housing stock, and the effect the absorption rate would have on future valuations. A draft of the report was first made available to the Company for comment at the end of March 2012, after the filing of the Company’s 2011 Form 10-K, and the final report was issued several weeks later. In the report, Estudios Tecnicos concluded that real estate values had begun to deteriorate more rapidly than previously thought, and the effect of banks foreclosing on defaulted loans, creating an oversupply of properties on the market, was difficult to estimate. These findings prompted the Company to review all collateral-valuation-related assumptions made as part of the ALLL model. The Estudios Tecnicos Study provided the basis for development of collateral pricing indices used to “haircut” appraised values for PR land loans to a market proxy for the first quarter of 2012, a new valuation model for the Company to apply in instances of the absence of timely and properly prepared appraisals, and provide a basis for estimating values of properties collateralizing construction and commercial real estate (“CRE”) loans. Prior to the development of the various indices, the Company had based its valuations on the latest available appraisal for the property. These events, while significant themselves, also served as a catalyst to re-evaluate the ALLL model and its underlying assumptions in light of a more pessimistic expectation of future PR economic behavior.

The ALLL model and resulting ALLL estimate represent management’s best estimate of inherent credit losses in the portfolio based on information then available to management. As part of the review process for the first quarter of 2012, the Company’s Portfolio Management & Analytics (“PM&A”) team adopted the following changes:

•

The definition of “Default”, embedded within the allowance model for the residential portfolio, was modified from 9 payments or more past due (“9+ PPD”) to 6 payments or more past due (“6+ PPD”). The Company’s historical performance data for its residential mortgage portfolio up to December 31, 2011 reflected that 54.62% of loans delinquent over 270 days past due resulted in a confirmed loss (OREO, Sustained Delinquency, and Re-defaulted Modified Loans). This ratio suggested that the current default definition was appropriate, since at 270 days past due it was probable (more than 50%) that the defaulted loan would end up in a loss confirming event (foreclosure). Subsequently, as part of the first quarter 2012 ALLL review process, additional information came to management’s attention which suggested a different economic outcome than the one expected at the end of 2011. According to the Estudios Tecnicos Study and local economic indicators, growth and development were no longer expected in the foreseeable future, thereby prolonging the PR recession. These new circumstances could very well significantly

January 16, 2014

impact borrower payment performance and the overall credit quality of the portfolio. In light of the new information, management considered that under a stressed economic environment default would occur even sooner in the life of the loan. The Probability of Default (“PD”), Cumulative Default Rate (“CDR”), and Adjustment Factor (“AF”) assumptions are modeled to this default definition. The AF was a reserve component designed to adjust for the unusual circumstance of PR borrower behavior in that nearly one-half of the loans meeting the definition of default actually cure before foreclosure is completed. Such performance generally occurs far less frequently among US mainland loans. This change increased the provision for first quarter 2012 by $0.3 million.

•	The factors described above had other implications for the Company. As of December 31, 2011, management understood that this AF was a reasonable proxy of future behavior, since it was based on the historical outcomes of its loan portfolio and no additional risks were identified in the loan portfolio (driven by economic circumstances). Even though the Company could support a lower AF, management understood that the change in first quarter 2012 appropriately applied a higher AF to loans with severe delinquencies to capture inherent losses not yet reflected in the historical data. The change in this factor resulted from a significant increase in the volume of foreclosure activity in PR. This increase in foreclosure activity resulted in a significant backlog in the courts, thereby lengthening the foreclosure cycle and slowing the pace of Doral obtaining title to these loans and transforming them into OREO. Management’s revised assumption was that 100% of loans more than 1 year delinquent would ultimately be foreclosed upon. This enhancement increased the provision for the first quarter of 2012 by $9.9 million.

•	For the first quarter of 2012, the allowance model was enhanced to place greater emphasis on more recent experience in determining PDs. The ALLL model uses a migration analysis which measures the probability of non-troubled debt restructuring (“TDR”) performing loans reaching default over a two-year loss emergence period. The approach used a weighted average of the default rates for all months dating back to 2004. Given the deterioration in default experience in the first quarter 2012, the weighted average was modified to only consider the most recent 30 months of default rates (30 months provides six two-year loss emergence periods). Both the internal and external view of the economic conditions in PR changed from 2011 to the time that the Company’s Quarterly Report on Form 10-Q for the Quarter Ending March 31, 2012 was filed. While at the end of 2011 it was anticipated that the economy would begin to recover, the forecast by the end of the first quarter of 2012 indicated a continued recessionary environment. As a result, management estimated behavior solely under this recessionary environment in PR and discounted the data from earlier periods. This modification increased the ALLL provision for the first quarter of 2012 by approximately $3.0 million.

•	For the first quarter of 2012, the ALLL model was enhanced to incorporate a 3% disposition cost in determining the Loss Given Default (“LGD”) for residential mortgage loans. The LGD is measured via observation of actual losses realized in disposition of OREO, and is a percentage loss based on the ratio between net sale proceeds and the full principal amount due on the loan as of default. This enhancement resulted in an increase of the LGD from 24.19% to 25.35% as of March 31, 2012. This modification increased the ALLL provision for the first quarter of 2012 by approximately $1.1 million.

•

The Company’s performance data of the servicing portfolio up to December 31, 2011 supported a prepayment speed of 8%. As of December 31, 2011, management understood that the prepayment speed derived from the servicing portfolio was a reasonable proxy of performance since it reflected current market circumstances in PR and such portfolio included similar mortgage loans to those being evaluated. As noted above, additional information came to

January 16, 2014

management’s attention which suggested a different economic outcome than the one expected at the end of 2011. These new circumstances could very well significantly impact borrower payment performance, the availability of mortgage credit, and the overall credit quality of the portfolio, which triggered the reduction of the prepayment speed assumption from 8% to 6%. Even though the Company could support a higher prepayment speed, management understood that a reduction in this rate appropriately reflected the inherent losses in the portfolio. The effect was an increase to the ALLL provision for the first quarter of 2012 of approximately $3.9 million.

•	Several other adjustment factors for residential mortgage loans were changed in the first quarter of 2012. The CDR used by the Company as of December 31, 2011 was derived from the actual migration of modified loans to defaulted status since October 2007. The process to calculate the assumption considered 100% of modified loans with at least one year of experience and, as such, management considered that the end-product was representative of the entire loan portfolio. During the first quarter of 2012, management increased the calculated CDR as of March 31, 2012 by 15% (from 27.16% to 31.24%). Management determined that stressing the CDR assumption would better capture the portfolio performance under prolonged recessionary conditions, as these were the conditions expected for the foreseeable future according to new information, and management was adopting a more conservative estimate regarding the portfolio behavior. This enhancement increased the ALLL provision for the first quarter of 2012 by approximately $7.7 million.

•	For the first quarter of 2012, the Performance Reset Rate (“PRR”) for TDRs was reduced from 58.04% to 50.00% as of March 31, 2012, to reflect observed performance to-date, adjusting for expected performance deterioration in the TDR portfolio. The 62.69% PRR used by the Company as of December 31, 2011 was derived from actual performance data since April 2011 for modified loans that had met their reset date. Management understood that the 62.69% was a reasonable proxy of future behavior, since it was based on the historical outcomes of all TDRs with resets. Subsequently, as part of the first quarter 2012 governance process over the ALLL, additional information came to management’s attention which suggested a different economic outcome than the one expected at the end of 2011. This information triggered the re-assessment of the calculated PRR, which ultimately led to the reduction of the March 31, 2012 calculated rate to 50%, which, in turn, would result in higher loss factors for TDRs. Additionally, approximately 61% of the TDR portfolio had reached their first reset payment by February 2012. This represented a 23% increase in the population when compared to the previous period. This new information provided a new perspective on 2011 modification programs expected to reset in 2012. The new behavior observed suggested the need for additional reserves in the TDR portfolio. This enhancement increased the ALLL provision for the first quarter of 2012 by approximately $2.8 million.

•

Prior to the first quarter of 2012, the Company carried all residential mortgage loans delinquent 180 days or more at their fair value, less cost-to-sell, in accordance with ASC 310-10. As of December 31, 2011, management’s charge-off policy for severely delinquent loans recognized that, although difficult, it was possible to foreclose on such assets. Management was heavily investing in developing and expanding its Loss Mitigation group to appropriately service delinquent loans and eventually collect on these non-performing assets. During the first quarter of 2012, management concluded that a sustained difficulty collecting on all loans in excess of five years delinquent continued to add pressure to their ultimate collectability and, thus, their qualification as a bankable asset (i.e. implying they have no value). Furthermore, PR was showing no signs of an economic turnaround and foreclosure proceedings were moving at a very slow pace, in part due to the home owner protection laws enacted in late 2011 beginning to take effect. As the Company’s accounting treatment prior to the change provided for charge-offs to

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reduce the recorded balance to fair value based solely on the value of the underlying collateral, less cost to sell, the Company did not hold sufficient loss reserves for reducing severely delinquent loans to zero and, therefore, most of the charge-offs resulting from the change flowed through the provision for the first quarter of 2012. This change related to loans delinquent five years or greater increased the ALLL provision for the first quarter of 2012 by approximately $22.6 million.

•	For the first quarter of 2012, the Company incorporated an enhancement to the ALLL model to account for emerging risks to the Company that were not being considered within the model, but were nonetheless believed to be inherent within the portfolio, given the aforementioned factors that emerged during first quarter 2012. As a result of this enhancement, the ALLL provision for the first quarter of 2012 increased by approximately $8.9 million.

•	The impact of the previously described Estudios Tecnicos Study resulted in a reserve adjustment specific to undeveloped land loans of $7.3 million for the first quarter of 2012. In addition, the Estudios Tecnicos Study provided a basis to estimate CRE values in order to estimate fair value, less cost to sell, when current valuations were not available. Please refer to our response to Comment #6 for further details surrounding the Estudios Tecnicos Study’s effect on estimated CRE values. This resulted in an increase in loss reserves from our specific reserve analysis for other real estate collateralized loans of $20.0 million for the first quarter of 2012.

The impact of the aforementioned modifications to reflect emerging market conditions at the time, and the model enhancements to better reflect the Company’s understanding of loan performance, resulted in a provision of approximately $88.3 million for the quarter ended March 31, 2012.

The Company intends to revise the “Provision for Loan & Lease Losses” section of the MD&A within its Form 10-K in future filings to include the following disclosure related to the enhancements made to the ALLL model during the first quarter of 2012:

In the first quarter of 2012, the Company enhanced its ALLL model, in light of working through the annual examination with the FRBNY and FDIC, in addition to management’s own judgment as to the continuing deterioration of the PR economy and uncertain regulatory environment at the time. These enhancements reflected the incorporation of a changing economic environment and a changing loan portfolio which resulted in an increased ALLL. The PR economy entered a recession in 2006 and by the first quarter of 2012 had contracted almost 12% from the peak. Furthermore, the exodus of young educated and talented adults from PR and the decrease in the rate of family formation was accelerating and further damaging the Company’s mortgage loan portfolio, and reducing the likelihood of a recovery of the PR economy in the near term. Additionally, the volume of foreclosure activity was increasing, as the three FDIC assisted transactions in PR two years earlier had reached their loss sharing caps and, as a result of termination of the FDIC assistance, more defaults occurred, further threatening future real estate valuations in PR. Also, by early 2012 management determined that the length and lengthening of the foreclosure process in PR and lack of PR certified appraisers due to the FDIC’s demand of specified appraisals procedures for all banks in PR during 2011 meant that the Company could not obtain appraisals for its collateral dependent loans in a timely manner. Furthermore, the appraisals obtained were often stale upon receipt. In consideration of the weight of this accumulation of facts in a stressed economic environment, management concluded that it was unlikely the PR economy would strengthen in the foreseeable future, and that the ALLL model should be enhanced to reflect those facts.

Prior to 2012, management and the Board believed it was reasonable to assume that the PR economy would recover and begin to grow through the end of 2011, consistent with forecasts by various third parties. These forecasts were corroborated by internal data supporting a slowdown in the decrease of

January 16, 2014

subsequent loan valuations, as well a stabilization of delinquency and default rates, which were interpreted as evidence of reaching a “floor”. Two circumstances served as a catalyst for management’s re-evaluation of the previous general economic view. First, as described in the preceding paragraph, the bank regulatory agencies became very critical about the condition of the PR economy and outlook after the resolution of the three institutions in PR at an estimated cost to the FDIC’s Deposit Insurance Fund of over $5 billion. Second, the Company and PR Bankers Association commissioned an independent market study by Estudios Tecnicos, Inc. (the “Land Study”), a leading economic, market strategy, and planning consulting firm with 25 years of experience in PR, to more accurately determine the devaluation rate of undeveloped land in Puerto Rico, the absorption rate of existing housing stock, and the effect the absorption rate would have on future valuations. A draft of the report was first made available to the Company for comment at the end of March 2012. The report concluded that real estate values had begun to deteriorate more rapidly than previously thought and the effect of banks foreclosing on defaulted loans, creating an oversupply of properties on the market, was difficult to estimate. These findings prompted the Company to review all collateral-valuation-related assumptions made as part of the ALLL model.

As part of the review process for the first quarter of 2012, the Company’s Portfolio Management & Analytics (“PM&A”) team adopted the following changes:

•	The definition of “Default”, embedded within the allowance model for the residential portfolio, was modified from 9 payments or more past due (“9+ PPD”) to 6 payments or more past due (“6+ PPD”). Management determined that the newly developed circumstances would drastically impact borrower payment performance and the overall credit quality of the portfolio. In light of the new information, management considered that under a stressed economic environment default would occur even sooner in the life of the loan. The Probability of Default (“PD”), Cumulative Default Rate (“CDR”), and Adjustment Factor (“AF”) assumptions are modeled to this default definition. This change increased the ALLL provision for the first quarter of 2012 by $0.3 million.

•	For the first quarter of 2012, the expectation that severely delinquent residential mortgage loans (greater than 1 year past due) would migrate to foreclosure was adjusted to a probability of 100.0% as of March 31, 2012. Prior to the change, management understood that the AF in use was a reasonable proxy of future behavior, since it was based on the historical outcomes of its loan portfolio, and no additional risks had been identified in the loan portfolio at the time. As part of the first quarter 2012 governance process over the ALLL, additional information came to management’s attention which suggested a different economic outcome than the one expected at the end of 2011 that would drastically impact borrower payment performance and the overall credit quality of the portfolio. Furthermore, a significant increase in the volume of foreclosure activity in PR resulted in a significant backlog in the courts, thereby lengthening the foreclosure cycle and pace of Doral obtaining title to these loans and becoming OREO. Management’s revised assumption was that all severely delinquent loans would ultimately be foreclosed upon. This model enhancement increased the ALLL provision for the first quarter of 2012 by $9.9 million.

•	For the first quarter of 2012, the allowance model was enhanced to place greater emphasis on more recent experience in determining PDs. The prior approach used a weighted average of the default rates for non-TDR performing loans for all months dating back to 2004. Given the deterioration in default experience at the time, the weighted average was modified to only consider the most recent 30 months of default rates, given the continued deterioration of the PR economy, to estimate behavior solely under this continued recessionary environment. This modification increased the ALLL provision for the first quarter of 2012 by approximately $3.0 million.

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•	For the first quarter of 2012, the ALLL model was enhanced to incorporate a 3% disposition cost in determining the Loss Given Default (“LGD”) for residential mortgage loans. This enhancement resulted in an increase of the LGD from 24.19% to 25.35% as of March 31, 2012. This modification increased the ALLL provision for the first quarter of 2012 by approximately $1.1 million.

•	Given the additional information that came to management’s attention during the first quarter of 2012 which suggested a different economic outcome than the one expected at the end of 2011 that would drastically impact borrower payment performance and the overall credit quality of the loan portfolio, the prepayment speed assumption was reduced from 8% to 6%. The effect was an increase to the ALLL provision for the first quarter of 2012 of approximately $3.9 million.

•	Prior to the first quarter of 2012, the CDR was derived from the actual migration of modified loans to defaulted status since October 2007. During the first quarter of 2012, management increased the calculated CDR as of March 31, 2012 by 15% (from 27.16% to 31.24%). Management determined that stressing the CDR assumption would better capture the portfolio performance under prolonged recessionary conditions, as these were the conditions expected for the foreseeable future according to new information. This enhancement increased the ALLL provision for the first quarter of 2012 by approximately $7.7 million.

•	For the first quarter of 2012, the reset Performance Reset Rate (“PRR”) for TDRs was reduced from 58.04% to 50.00% as of March 31, 2012, to reflect observed performance to-date, adjusting for expected performance deterioration in the TDR portfolio. Prior to the change, the PRR was derived from actual performance data for TDRs that had met their reset date. As part of the first quarter 2012 governance process over the ALLL, additional information triggered the re-assessment of the calculated PRR, which ultimately led to the reduction of the March 31, 2012 PRR and, in turn, resulted in higher loss factors for TDRs. Additionally, approximately 61% of the TDR portfolio had reached their first reset payment by February 2012. This represented a 23% increase in the population when compared to the previous period. This new information provided a new perspective on 2011 TDRs expected to reset in 2012 which suggested the need for additional reserves in the portfolio. This enhancement increased the ALLL provision for the first quarter of 2012 by approximately $2.8 million.

•	Prior to the first quarter of 2012, the Company carried all residential mortgage loans delinquent 180 days or more at their fair value, less cost-to-sell. Management’s charge-off policy for severely delinquent loans recognized that, although difficult, it was possible to foreclose on such assets. During the first quarter of 2012, management concluded that a sustained difficulty collecting on all loans in excess of five years delinquent continued to add pressure to their ultimate collectability and, thus, their qualification as a bankable asset (i.e. implying they have no value). Furthermore, PR was showing no signs of an economic turnaround and foreclosure proceedings were moving at a very slow pace, in part due to the homeowner protection laws enacted in late 2011 beginning to take effect. As the Company’s accounting treatment prior to the change provided for charge-offs to reduce the recorded balance to fair value based solely on the value of the underlying collateral, less cost-to-sell, the Company did not hold sufficient loss reserves for reducing severely delinquent loans to zero and, therefore, most of the charge-offs resulting from the change flowed through the provision for the first quarter of 2012. This change related to loans delinquent five years or greater increased the ALLL provision for the first quarter of 2012 by approximately $22.6 million.

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•	For the first quarter of 2012, the Company incorporated an enhancement to the ALLL model to account for emerging risks to the Company that were not being considered within the model, but were nonetheless believed to be inherent within the portfolio, given the aforementioned factors that emerged during the first quarter of 2012. As a result of this enhancement, the ALLL provision for the first quarter of 2012 increased by approximately $8.9 million.

•	The impact of the previously described Land Study resulted in a reserve adjustment specific to undeveloped land loans of $7.3 million for the first quarter of 2012. In addition, the Land Study provided a basis to estimate CRE values in order to estimate fair value, less cost to sell, when current valuations were not available. This resulted in an increase in loss reserves from our specific reserve analysis for other real estate collateralized loans of $20.0 million for the first quarter of 2012.

The impact of the aforementioned modifications to reflect emerging market conditions at the time, and the model enhancements to better reflect the Company’s understanding of loan performance, resulted in a provision of approximately $88.3 million for the quarter ended March 31, 2012.

4.	As a related matter, we also note during this period you also adopted a “more conservative view” of the estimated collectability of significantly aged residential mortgage loans. Please confirm whether this change resulted in the increase to your provision for loan losses for 2012 of $22.6 million disclosed on page 86 represents your decision to charge off the full principal balance of all loans that were five years or more past due. If so, please explain your accounting policy prior to this change and also explain why these amounts were not charged off in a prior period. If not, please tell us and revise future filings to explain in further detail the reasons and related support for your change in estimated collectability of these loans in addition to disclosing the financial statement impact of this change.

Response to Comment #4

As noted in the response to Comment #3 above, the Company implemented a more pessimistic outlook and, accordingly, adopted more conservative accounting policy for loans delinquent over 5 years in the first quarter of 2012 due to a number of factors, principal among which were the continued deterioration in the PR economy (as opposed to the expected recovery as was occurring in the mainland U.S.), the completion of an independent study around the PR economy and housing market, and enactment of recommendations received from the FDIC/FRBNY. These combined factors that were not present prior to the first quarter of 2012 acted as a catalyst for management’s adopting a more conservative outlook and taking additional reserves.

As the Staff notes, the increase in the provision for loan losses of $22.6 million for 2012 to fully charge off loans more than five years delinquent resulted from the quarterly review of the Company’s loan portfolio during the first quarter of 2012 and from incorporating model enhancements for the determination of the ALLL, as discussed in our response to Comment #3 above. The Company’s policy at the time for residential mortgage loans past due 180 days or more was to write down the loan balance to fair value, less cost to sell (net realizable value).

Prior to the first quarter of 2012, the Company adjusted all the severely delinquent loans at their fair value, less cost to sell, in accordance with ASC 310-10. Loans above a delinquency threshold were evaluated by management on a quarterly basis to determine if they were recorded at their net realizable

January 16, 2014

value (determined using the latest appraisal). Third-party independent valuations were requested when the loan exceeded a set delinquency threshold (180 days past due for the residential portfolio) and when the latest appraisal available was more than a year old. Furthermore, if management concluded that title problems or other unusual circumstances with a particular loan called into question its status as a bankable asset, that loan was fully charged off in the quarter of such determination.

As of December 31, 2011, management’s charge-off policy for severely delinquent loans recognized that although difficult, it was possible to foreclose on such assets. Management was heavily investing in developing and expanding its Loss Mitigation group to appropriately service delinquent loans and eventually collect on these non-performing assets. Additionally, prior to 2012 it was expected that the PR economy would recover and begin to grow through the end of 2011, improving portfolio quality and ultimately the recoverability of the Company’s investment. However, as known in 2012, PR was showing no signs of an economic turnaround and foreclosure proceedings were moving at a very slow pace, in part due to the home owner protection laws enacted in late 2011 beginning to take effect. Under the new circumstances known in 2012 (foreclosure delays, decrease in property values, expected oversupply of real estate, among others) management considered that collecting on their investment in loans severely delinquent would be unlikely. As such, the policy to charge-off severely delinquent loans (five years past due) was implemented.

As discussed in our response to Comment #3, we intend on revising the “Provision for Loan & Lease Losses” section of the MD&A in future Form 10-K filings to discuss the emerging factors that brought about the change at the time. Furthermore, the Company intends to revise “Note 2 - Summary of Significant Accounting Policies”, of the Form 10-K in its future filings to include the following disclosure related to the current policy for loans past due five years or greater:

Commencing in the first quarter of 2012, based on a number of factors principal among which were management’s assessment of the lack of improvement of the Puerto Rico economy and management’s historical experience in collecting past due and/or non-performing loans, the Company assessed the collectability of outstanding principal and interest for all loans past due five years or greater as highly doubtful and deemed it no longer practical or desirable to defer writing off such loans. The Company categorizes such loans as a “Loss” and, accordingly, are fully charged off, even though partial recovery may occur in the future. However, in the cases where a loan past due five years or greater is actively undergoing collection (i.e. foreclosure, deed in lieu, restructuring, etc.), the loan is maintained at fair value, less cost to sell.

5.	We also note on page 70 that during the first quarter of 2012 you began utilizing a market analysis on land use completed in late 2012 which provides information necessary for appraisers to value undeveloped land in Puerto Rico. Please address the following:

•	Tell us whether this market analysis was prepared in-house or externally by an independent third party.

•	Tell us whether this market analysis changes your accounting policy procedures and related accounting for undeveloped land in Puerto Rico. Specifically, confirm whether you have or plan to place less reliance on independent appraisals as a result of your utilization of this market analysis.

•	Tell us the corresponding financial statement impact to the provision for loan losses and related allowance for loan losses as a result of your utilization of this market analysis.

January 16, 2014

Response to Comment #5

Prior to the first quarter of 2012 and as noted in response to Comments #3 and #4 above, the Company had difficulty establishing values for collateral underlying its land loan portfolio due to a number of factors but nonetheless believed that its methodologies and models were appropriate based on the information available to the Company. These factors included very few land transactions occurring within PR since the beginning of the recession in 2006 that could establish clear market value for properties, significant variances in third-party appraisals received by the Company from appraisals on the same property due, in part, to the lack of appropriate comparable sales, and the lack of certified appraisers in PR, relative to demand, resulting in significant delays in obtaining appraisals for land values in PR that in some cases were already stale at the time of receipt. As mentioned above in the response to Comment #3, in an effort to enhance collateral value assessments, the Company, along with the PR Banking Association, commissioned an independent study conducted by Estudios Tecnicos, Inc. to more accurately determine the devaluation rate of undeveloped land on the island.

The Estudios Tecnicos Study was initially delivered to the Company for comment in late March 2012, after the filing of the Company’s 10-K for the fiscal year ended December 31, 2011, and provided the basis for the development of an Emerging Risk Reserve (“ERR”). The ERR is a qualitative measurement of credit risk not captured within the ALLL model. Estudios Tecnicos Inc. is an independent source from the Company or Doral Bank. The independent, third-party appraisals developed after release of the analysis in April 2012 now provide the primary underlying source of obtaining land valuations in PR and have increased the reliability of the appraisal valuations in Puerto Rico.

The market analysis did not change the Company’s accounting policies or procedures. Accordingly, the Company’s methodology and level of reserves were appropriate prior to and since the first quarter of 2012 and it was also appropriate for management to make increase loss reserves in the first quarter of 2012 based on the combination of factors discussed in this response as well as the responses to Comments #3 and #4. The Estudios Tecnicos Study did result in new estimates of property valuations that the Company’s established policies and procedures required to be reflected in the financial statements for the first quarter of 2012. The total financial statement impact of the study on estimated land values was $7.3 million in additional provisions for the quarter ended March 31, 2012. The study did have implications for other portfolio segments, as discussed in the answer to Comment #3 above.

6.	As a related matter, we note disclosure on page 73 that during 2012 you made a concerted effort to obtain updated valuations and, as a result, you were able to eliminate use of the index previously utilized to estimate declines in Puerto Rico commercial real estate development and land values. Please address the following:

•	Compare and contrast this disclosure with your statement on page 70 that you began utilizing a market analysis on land use completed in late March 2012.

•	We note that these new valuations account for approximately $78.7 million of your 2012 provision for loan and lease losses. Please provide us with a comprehensive understanding of the reasons for this significant expense during the year. In your response please tell us the following:

•	Whether internal or external appraisals were performed;

•	An understanding of the type of and timeliness of when the previous valuations were performed. Please explain your previous accounting policies and procedures in this regard; and

•	When these updated valuations were received and explain why these updated valuations were not performed earlier. Also, address your consideration of whether any of these valuation adjustments related to prior periods.

January 16, 2014

Response to Comment #6

As discussed in response to Comment #3, PR has been in recession since 2006, and that recession continues through today. In addition, three banks out of nine in PR, representing approximately 20 percent of the banking system’s assets, failed in April 2010. With the acquiring banks working through their acquired loan portfolios, there was and continues to be pressure on real estate valuations that has led to significant value declines across the market. The complete impact of these declines and the failure of the PR economy to revitalize as expected was not readily quantifiable by management in any particular period and in fact remains open. In each period management makes its best judgments as to the appropriateness of the Company’s loss reserves based on a number of factors some of which are discussed in the Company’s responses to Comments #3, #4 and #5 and management believes that at each point in time its reserves have been and continue to be appropriate based on these assessments. Furthermore, the use of the market analysis on land, prepared by Estudios Tecnicos Inc., was provided to the Company in late March 2012, after the filing of the Company’s 2011 Form10-K. Utilizing a similar approach with appraisals received on developed CRE collateral, the Company developed an interim index initially in 2008 used to adjust (downward) CRE collateral valuations for the purpose of assessing impairment on such loans without updated appraisals (a temporary measure pending the appraisal industry catching up with demand). The use of this CRE index was limited to CRE and construction loans, but not land loans. We note in this instance that in the third quarter of 2012 a collateral-specific valuation approach was instituted for CRE collateral lacking an updated full appraisal (the Restricted Use Report) such that the interim index was fully retired by the fourth quarter of 2012. As of the present date, we are no longer using the index and use appraised values. The Estudios Tecnicos study helped provide sufficient and appropriate data to the appraisal industry in order to complete meaningful individual valuation estimates. During 2012 and thereafter, the appraisal industry has caught up to the demand for such valuation requests. All appraisal or valuation studies utilized by the Company are from independent, third party sources. As discussed above in the Company’s responses to Comments #3, #4 and #5 and as noted below, during the period from 2008 through the completion of the Estudios Tecnicos Study in March 2012, the independent, third-party appraisal information was not current in respect of 100% of the underlying collateral for the Company’s loan portfolios. Nonetheless, based on the appraisal information that the Company had, the valuation index utilized by the Company prior to the completion of the Estudios Tecnicos Study, and management’s assessment of the major factors impacting the Company’s operations (such as, but not limited to, the expected recovery in the PR economy, the resolution of three banks in PR in April 2010, the results of regulatory examinations of the Company and Doral Bank, and the Company’s own business initiatives to manage its loan portfolios), the Company believes management established appropriate loss reserves in each period prior to the first quarter of 2012, and continues to do so through today.

Management’s determinations of loss reserves for each period is of necessity impacted by the information available to management. As noted in the responses to Comments #3, #4 and #5 above, the Company had not yet been able in some cases to obtain appraisals for collateral dependent properties in a timely manner. The back-log of appraisals was principally caused by a very high demand obtaining appraisals across PR resulting from appraisal being required by the FDIC loss-sharing agreements and all guaranteed loans by Government Sponsored Enterprises. The Company’s policy was and continues to be to obtain updated appraisals upon impairment determination, updated annually thereafter. In instances of the absence of a current appraisal, the Company developed an index using the new appraisals that were received, calculating a measure of market value change since the most recent previous valuation as of the analysis date. For example, if a loan was specifically reviewed during the reserve estimate undertaken for December 31, 2011 with a most recent appraisal of August 2009, the Company would make a corresponding increase in its reserves because the index would indicate that property values had declined 25% from August 2009 to December 2011 (this is an example and not an actual measure). The current policy allows updated appraisals for certain delinquent commercial and construction properties to be obtained no less than every 18 months, subject to certain conditions, while residential mortgage loan valuations are obtained annually.

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As previously noted, management did make adjustments to reserves prior to the first quarter of 2012 based upon its assessment of these factors; however, a number of other factors caused a significant adjustment to be made in the first quarter of 2012. The Company notes that the index was developed initially in 2008 when the first appraisals became stale and defaulted loans began to accumulate for all banks in PR. The Company further notes that each year, while many loans did not receive an updated appraisal, there was still a sufficient population of loans that did receive appraisals, giving substance to the index. In 2011 and 2012, management back-tested the index results compared to valuations subsequently received and found that in excess of 95% of the property value deterioration was captured in management’s index estimate. Based upon consideration of the foregoing, management concluded that its estimates in prior years were reasonable, and that the valuation captured in 2012 reflected asset quality and property valuation declines during the period and new information not reasonably available in prior periods.

Since the first quarter of 2012, the Company has begun to receive current independent appraisals as the previously described appraisal back-log has cleared. Accordingly, the Company decreased its use of index-based market value calculations pending the availability of current individual valuations on all loans through Q4 2012. When valuations were obtained on such properties, both index-based market value calculations and new appraisals reflected continuous deterioration of property values in PR. These observed deteriorations in value are due to the worsening economy in PR, higher unemployment, a continued reduction in the population of PR, slower family formulation and household growth, and the end of PR government incentive housing programs in 2012. These valuation adjustments were considered period costs and not related to prior periods. As of December 31, 2012, substantially all loans collateralized by real estate properties had updated appraisals. All of these factors continue to impact the Company’s loss reserves and require continual assessment in each future quarter.

Composition of Mortgage Non-Performing Loans

Loan Modifications and Troubled Debt Restructurings, page 128

7.	We note your disclosure that you have created a number of loan modification programs to help borrowers stay in their homes and operate their businesses. You also state that in some of these cases, the restructure or loan modification fits the definition of a troubled debt restructuring (TDR) as defined by current accounting guidance. Please tell us and revise future filings to provide a brief summary of your various loan modification programs, disclose the amount of loans modified that are not considered TDR’s, disaggregated by loan portfolio segment, and explain how you determined the modifications did not meet the definition of a TDR pursuant to ASC 310-40-15-5.

Response to Comment #7

Pursuant to ASC 310-40-15-5, the restructuring of a debt constitutes a TDR if the creditor, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. The Company reviews each modification to determine whether both criteria have been met and, if so, reports the modification as a TDR. The Company has used numerous modification programs to assist borrowers with their loans. The most common type of modifications are deferral of principal and/or interest, temporary rate reduction and/or term extension, maturity or term extension, permanent payment reduction, and others. However, certain modifications performed did not meet the definition of a TDR, per ASC 310-40-15-5, and, therefore, have not been reported as such. These

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include: administrative extensions of the maturity date for lines of credit, whereby the paperwork for granting a permanent extension is not yet completed; modifications in which the present value of future cash flows is not negatively affected and, thus, no economic concession has been made; modifications whereby a guarantor has stepped in, or additional collateral has been pledged, thus no net economic concession has been made; and modification of terms in which the borrower is in good standing and who the Company believes can obtain a loan at similar terms from another lender, in order to maintain the relationship with the borrower.

The Company does not track modifications of loans that are modified in the normal course of business that are not designated as TDRs, as such modifications are common practice. However, the Company intends to revise “Note 2 – Summary of Significant Accounting Policies” its future 10-K filings to provide a brief summary of its various loan modification programs, as follows:

“As Residential Mortgage borrowers face circumstances that may result in the inability to comply with the contractual terms and conditions of their loan, the Company may elect to enter into arrangements that aid in the reduction of future losses and enhance prospects for satisfactory performance. Such loss mitigation tools provide temporary or permanent relief while aiding a borrower in the repayment of their financial debt and reducing future losses to the Company’s loan portfolio. For residential mortgage loans, monthly payments will be reduced by modifying one or more terms of the mortgage in order to achieve a target debt-to-income ratio resulting in a material reduction in monthly housing expense for the borrower. The modification of terms may include one or a combination of the following: 1) extension of the amortization term, 2) temporary reduction in interest rate, or 3) principal forbearance or reduction. Delinquent interest, servicer advances, and any other past-due amounts will typically be rolled into an interest-free “piggyback note” (i.e. forbearance) due on the same maturity date as the interest-bearing mortgage. In cases where the interest rate was temporarily reduced, the interest rate will eventually be adjusted back to the lower of the original interest rate on the mortgage note or a predetermined interest rate cap in 1% increments on an annual basis until the permanent rate is reached.

In regards to the Company’s commercial loan portfolio, the modification of terms may include one or a combination of the following: 1) reduction in interest rate, or interest elimination, 2) reduction in principal, 3) extension of maturity, 4) waiving financial covenants, 5) transfer of assets from the borrower, or 6) substitution or addition of a new borrower. The Company considers such commercial loan restructurings after analyzing a borrower’s repayment capacity, evaluating the support provided by guarantors (i.e. financial statements), and assessing the value of the collateral pledged. Like residential mortgage loan modifications, commercial modifications are designed to help ensure that the Company maximizes its recovery potential.

For all loan modifications, regardless of type, the Company follows the applicable guidance in analyzing whether a modification constitutes a TDR. Specifically, the Company determines whether the modification results in an economic concession it would not otherwise consider because of economic or legal reasons pertaining to the borrower’s financial difficulties. However, not all concessions granted by the Company constitute a TDR, such as cases where the modified terms are consistent with market conditions and represent terms the borrower could obtain from another lender in the current market. For example, in periods of declining interest rates, the Company may be willing to reduce the interest rate on a well secured loan to a creditworthy borrower whose contractual interest rate is higher than current market interest rates in order to retain the customer relationship. Also, loans may be extended or renewed at a stated interest rate equal to the current interest rate for a new debt with similar risk.”

8.	We note your disclosure on page 129 that residential mortgage loans comprised $627.8 million or 75.8% of TDR loans as of December 31, 2012. We also note that $171.1 million of these

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residential mortgage loan TDRs were restructured at effective interest rates lower than the market interest rate at the time of modification and may upon reset of the interest rate at the conclusion of the reduced rate period, be removed from reporting as a TDR. Additionally, we also note that $300.8 million of residential mortgage TDRs have an effective interest rate equal to or higher than the market interest rate. Please tell us how your consideration of an effective interest rate at the time of modification is consistent with ASC 310-40-50-2(a). Please also tell us the authoritative guidance you relied upon that would allow, upon of the reset of the interest at the conclusion of the reduced rate period, for a TDR to be removed from TDR classification.

Response to Comment #8

ASC 310-40-50-2 states that information about an impaired loan that has been restructured in a TDR involving a modification of terms need not be included in the TDR disclosures in the years after the restructuring if both of the following conditions are met: (1) the restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of restructuring for a new loan with comparable risk, and (2) the loan is not impaired based on terms specified by the restructuring agreement.

Mortgage loan modifications continue to be accounted for as TDRs, but are removed from amounts reported as TDRs, if they meet the above criteria. As part of our assessment of condition (2) above, the Company considers whether the borrower has made six consecutive payments in accordance with the modified terms. In addition, the loan must not have an additional payment reset pending. Not all residential mortgage TDRs disclosed as having a restructured contractual rate equal to or higher than the market interest rate would meet the criteria for exclusion as described above, for example loans that have not yet met the six-month performance criteria.

The disclosure as written on page 129 of the Form 10-K for the fiscal year ended December 31, 2012, which led to Comment #8, was unclear and will be revised in future filings as shown below (reflects the information as of September 30, 2013):

“Residential mortgage TDRs, including FHA/VA guaranteed residential mortgage loans, consist of $615.2 million, or 75.4% of total TDRs, as of September 30, 2013. Of those residential mortgage TDRs, $359.0 million, or 58.4%, were restructured at a reset interest rate below the market interest rate at the time of modification, while $256.2 million, or 41.6%, were restructured at a reset interest rate at or above the market interest rate at the time of modification. Of the residential mortgage TDRs restructured at a reset rate at or above market, 40.3% are currently making payments complying with the new terms. Certain TDRs may become eligible in future periods to no longer be reported as TDRs. In order to so qualify those loans must meet the following two conditions: (1) the restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of restructuring for a new loan with comparable risk, and (2) the loan is not impaired based on terms specified by the restructuring agreement. The Company considers condition (2) met when the borrower for a loan has made six consecutive payments in accordance with the modified terms. In addition, the loan must not have an additional payment reset pending. However, not all loans eligible to be excluded from TDR reporting, based on the reset rate, will meet the 6-month performance criteria for exclusion.”

January 16, 2014

Notes to Consolidated Financial Statements for Doral Financial Corporation

Note 2. Summary of Significant Accounting Policies

Allowance for Loan and Lease Losses, page F-16

9.	Please tell us and revise your future filings to disclose the dollar value and delinquency thresholds for your commercial portfolios (including impaired commercial real estate, construction and land, and large commercial and industrial loans) that are reviewed for impairment on an individual basis.

Response to Comment #9

The Company intends to revise “Note 2 – Summary of Significant Accounting Policies” in its future 10-K filings to include the following disclosure related to the dollar value and delinquency thresholds used for its commercial loan portfolios to determine the need to review loans on an individual basis, in accordance with ASC 310-10, Receivables.

“The Company individually evaluates for impairment on a quarterly basis all commercial loans over 90 days past due with an outstanding balance above $50,000. All such criticized loans are also reviewed by the Company’s Special Assets Committee each quarter.”

Fair Value of Assets and Liabilities

Loans Receivable, page F-25

10.	We note your disclosure on page F-75 that you use “REVE” for the valuation of collateral dependent residential mortgage loans that are past due more than 180 days. We also note that as of September 30, 2013 and December 31, 2012 you had impaired residential mortgage loans of $1 billion. Given the significance of these impaired loans to your overall loan portfolio, please tell us and revise your future filings to comprehensively discuss “REVE” as it’s unclear from your filing whether this is a proprietary software system or just an acronym for a “real estate valuation estimate” as noted in your Form 10-K. We note disclosure in previous filings that you used to rely upon broker price opinions (“BPOs”) for the valuation of collateral dependent residential mortgage loans. Please compare and contrast “REVE” with BPOs or any other valuation for collateral dependent residential mortgage loans previously employed and provide any additional information necessary for a complete understanding.

Response to Comment #10

The Company will revise “Note 2 – Summary of Significant Accounting Policies” its disclosure in future 10-K filings to further explain the changes as described in more detail below.

“During the third quarter of 2012, the Company began using Real Estate Valuation Estimate (“REVE”) reports to obtain updated values on residential mortgage loans that are past due more than 180 days. The REVE’s scope of work sets the minimum required inspection of the subject property as a viewing of the exterior from the street and does not typically involve an inspection of the subject property. REVEs used by the Company are prepared by licensed real estate appraisers.

Prior to using the REVEs, the Company requested Broker Priced Opinions (“BPO”) to obtain the updated values on residential mortgage loans past due more than 180 days. BPOs are utilized by the real estate industry to determine a competitive listing price on a property and are prepared by real estate brokers or sales persons for the purpose of listing or selling a property.

January 16, 2014

The Company now elects to use REVEs or other appraiser-prepared estimates of value rather than BPOs, as value estimates prepared by licensed appraisers rather than real estate brokers can reasonably be expected to result in more accurate independent estimates of value. The Company believes REVEs assist the Company in establishing more accurate values for loan dependent collateral and, therefore, more accurate loss reserves.”

Loans Receivable and Allowance for Loan and Lease Losses, page F-38

11.	We note footnote two to your tabular presentation on page F-38 states that you had $925.6 million and $648.5 million of commercial interest-only loans as of December 31, 2012 and December 31, 2011, respectively. We further note that these loans have increased to $1.1 billion as of September 30, 2013. It appears that the growth in this type of loan is due to the growth of your U.S. commercial loan portfolio. Given this significant increase, please tell us and revise your future filings to provide enhanced disclosures including, for instance, your loan origination processes for these loans, risks inherent in these types of loans, allowance for loan loss methodology, corresponding allowance for loan losses as of each of these periods along with how these amounts were determined, and any other information necessary for a complete understanding of this increasing loan class.

Response to Comment #11

The Company’s commercial interest only (“IO”) loan portfolio is comprised of PR-based loans and US-based loans. The increase in this type of loan is related primarily to US-based lending, as follows (in millions):

US-based IO loans
Sep-13	$1,045.9
Dec-12	$773.6
Dec-11	$405.8

The Company will revise its “Note 2 – Summary of Significant Accounting Policies” disclosure in future 10-K filings as described in more detail below:

“The IO loans in the U.S. portfolio consist of several types of loans, including pool loans used to finance the purchase of groups of properties or loans on properties, bridge loans, construction loans, certain other commercial real estate loans, certain commercial and industrial loans (“C&I”) and taxi medallion loans (medallion loans are made primarily in the New York City market).

Origination of pool loans and bridge loans is led by senior management and a dedicated sales force calling on large, sophisticated financiers, buyers and developers of real estate nationwide. Origination of the construction loan portfolio is primarily through direct relationships with active real estate owners and developers, and a broker network serving developers in the New York City area. Most C&I loans are originated via relationships with large banks acting as agent on syndicated transactions. In addition, the Company originates asset-based facilities to medical service entities through a dedicated sales force.

While the IO loans discussed here do not have a scheduled amortization, many will have amortization mandated from sources or events such as cash flow from the properties or from company operations, sale or refinance of a property or loan or amortization received from a loan within a pool transaction, or upon sale of condominium units in certain bridge loans. In addition, many loans will have amortization beginning at some specific point or event such as at the end of a lease-up period or the end of construction. The IO periods for loans generally do not exceed two years. Actual experience demonstrates that most loans amortize or retire fully prior to the expiration of the IO period.

January 16, 2014

Origination for real estate related loans focuses on the financial situation and management capacity of the borrower/developer, the viability of the business plan, loan-to-value (“LTV”) at inception and as completed and expected debt service coverage when completed. In addition, focus is also given to alternative uses and exit methods. Origination of medallion loans is based primarily on the stability and transparency of collateral values, the debt service coverage of the operators, and the credit scores of the borrowers. Origination of C&I loans is based on numerous factors, including management ability, industry and company stability, company position within the industry, and loan size relative to cash flow and enterprise value, or in relation to the value of any specific assets securing the loan. In addition, an active secondary market in many of the C&I positions provides quick loan exit and portfolio management flexibility.

Risks inherent in the real estate related loans include, among others: (1) downturns in real estate prices or rental demand and rates; (2) construction problems/overruns; (3) owner/developer financial stress and; (4) interest rate movements. Risks inherent in the C&I portfolio include, among others, general economic conditions as well as industry and company specific issues with respect to demand, competition and many other factors. Risks inherent in the medallion portfolio include economic conditions in the service area and the demand for and price of medallions, which are identical and interchangeable assets. The use of an IO structure is limited to situations, structures, and credit measures management determines to be appropriate based on the risk factors attributable to such loan; and loan amounts and terms are set to offset these risk factors, as the expected loss on an IO loan may be higher than that of an amortizing loan, other factors being equal.

The required ALLL for IO loans is primarily based on loan type. Since the Company’s loss experience has been very limited, the allowance levels for bridge loans, CRE, construction, medallion and certain C&I loans are derived from third-party analysis of loss history for these types of lending, reserve levels of similar banks, and management judgment. The allowance levels related to pool loans, various other real estate related loan types, and certain C&I syndicated loans are based on risk ratings as well as loan type. The risk ratings on these real estate related loans are based on various factors, such as LTV, loan-to-cost, and Pro Forma Debt Service Coverage. The ALLL methodology for C&I syndicated loans was developed using default and loss data available for external credit ratings that are correlated with internal ratings.”

The Company will revise its “Note 11 – Loans Receivable and the Allowance for Loan & Lease Losses” disclosure in future 10-K filings as described in more detail below:

“The ALLL allocated to the US-Based IO loan portfolio was $7.2 million, $6.6 million and $3.1 million as of September 30, 2013, December 31, 2012 and 2011, respectively.”

Note 27. Income taxes, page F-56

12.	We note your disclosure on page F-58 regarding the deferred income tax benefit of $166.7 million recognized for the fiscal year ended December 31, 2012. Please tell us and revise future filings to explain the following:

•	How you determined that a valuation allowance was no longer necessary for deferred tax assets related to conversion of Doral Insurance Agency to a limited liability partnership.

January 16, 2014

•	Explain in further detail how you considered the fact that Doral Financial Corporation is in a three-year cumulative loss position as of December 31, 2012 and September 30, 2013 in reaching your conclusion that a full deferred tax asset valuation allowance is not required.

•	Explain how you determined $113.7 million of the $230 million prepaid tax, as a result of the closing Agreement with the Commonwealth of Puerto Rico, should be applied to 2012 as compared to another period.

•	Please file a Form 1.01 8-K announcing the Closing Agreement with the Commonwealth of Puerto Rico and revise future Form 10K’s to include it as an Exhibit.

Response to Comment #12

Effect on deferred income tax expense (benefit) for the year ended December 31, 2012
(in thousands)

Closing agreement with the Commonwealth of PR, effective Q1 2012	$(112,003)
Release of DTA at Holding Company due to two significant transactions closed in Q4 2012	(54,740)

$(166,743)

Doral Financial Corporation (“DFC Parent”) completed two significant transactions in the fourth quarter of 2012 that affected its deferred tax asset and valuation allowance of DFC Parent. These transactions were:

•	the conversion of Doral Insurance Agency to a Limited Liability Company and electing partnership treatment for PR income tax purposes so that the income and expenses from Doral Insurance Agency will be treated as ordinary income at DFC Parent; and

•	the formation of Doral Recovery, Inc., a PR corporation, as a wholly-owned subsidiary of DFC Parent, effective January 3, 2013, and the contribution of certain assets from DFC Parent to Doral Recovery.

These transactions were completed mainly for regulatory purposes, as described below:

•	Better manage problem assets and businesses by hiring dedicated leaders and managers that will focus on the working out and recovery of the underperforming assets;

•	Further establish itself as a true bank holding company which allows it to act as a source of strength for its subsidiaries;

•	Isolate performing businesses from the regulatory and operating issues that accompany problem assets; and

•	Plan for orderly liquidation of these assets.

As disclosed in the Forms 10-Q and 10-K, PR does not allow the filing of a consolidated tax return, as such each entity is taxed separately on an entity-by-entity basis. Doral Insurance Agency, Inc. (“Doral Insurance”), prior to converting to a Limited Liability Company in December 2012, had positive operating results over the past five years with sufficient income to utilize its deferred tax assets. Positive earnings in past years is significant positive evidence that no valuation allowance is necessary, which is

January 16, 2014

why Doral Insurance did not have a valuation allowance offsetting its deferred tax assets. The conversion of Doral Insurance to a Limited Liability Company did not change the fact that Doral Insurance had sufficient income to support the use of its deferred tax assets. Therefore, no additional valuation allowance was necessary as a result of the conversion.

The Doral Insurance conversion, completed during the fourth quarter of 2012, provided DFC Parent with an additional consistent stream of income from an entity with a history of positive earnings. DFC Parent also underwent a significant business operations restructuring (the formation of Doral Recovery), which resulted in the transfer of certain non-performing assets to a new subsidiary, Doral Recovery, Inc. When the past financial results were evaluated taking into account the significant change in business operations during the 2012 period, the pro-forma combined historical results suggest that DFC Parent would not have been in a three year cumulative loss had the change in tax status for Doral Insurance and the Recovery restructuring occurred in the past. As such, the Company believes that the pro-forma results, coupled with DFC Parent’s future financial projections showing significant future profitability, are sufficient to overcome the negative evidence resulting from the three-year cumulative loss position in the past. Therefore, DFC Parent released a portion of the valuation allowance supported by the projected future income of the new combined entity.

Prior to March 26, 2012, when the Closing Agreement with PR Treasury was signed, the $230 million prepaid tax was related to a portion of DFC Parent’s deferred tax asset (the IO DTA), which was offset with a partial valuation allowance. The prepaid tax receivable recognized by the new Closing Agreement no longer met the definition of a deferred tax asset. As a result of the Closing Agreement the realization of the asset is no longer dependent on the realization of taxable income. Also, the prepaid tax can be used by any of the subsidiaries to reduce their tax obligation to the Government, and can be claimed for repayment to the Government at any time. Since the pre-paid tax receivable recognized by the Closing Agreement does not meet the definition of a deferred tax asset, it should be accounted for as an asset separate from the DTAs and no valuation allowance will be necessary for a tax receivable. The tax receivable was not created until the Closing Agreement was signed on March 26, 2012. Therefore, the tax benefit resulting from the release of the valuation allowance should be recognized when the Closing Agreement was signed and the tax receivable was created, which was on March 26, 2012 after the new Closing Agreement was signed by both DFC Parent and the PR Government. This is the reason why the Company applied $113.7 of the DTA to 2012.

The Company will revise its “Note 27 – Income Taxes” disclosure in future 10-K filings as described in more detail below:

“Doral Financial Corporation (“DFC Parent”) completed two significant transactions in the fourth quarter of 2012 which affected its deferred tax asset and valuation allowance of DFC Parent. These transactions were:

•	the conversion of Doral Insurance to a Limited Liability Company and electing partnership treatment for PR income tax purposes so that the income and expenses from Doral Insurance will be treated as ordinary income at DFC Parent; and

•	the formation of Doral Recovery, Inc., a PR corporation, as a wholly-owned subsidiary of DFC Parent, effective January 3, 2013, and the contribution of certain assets from DFC Parent to Doral Recovery.

January 16, 2014

These transactions were completed mainly for regulatory purposes, as described below:

•	Better manage problem assets and businesses by hiring dedicated leaders and managers that will focus on the working out and recovery of the underperforming assets;

•	Further establish itself as a true bank holding company which allows it to act as a source of strength for its subsidiaries;

•	Isolate performing businesses from the regulatory and operating issues that accompany problem assets; and

•	Plan for orderly liquidation of these assets.

PR does not allow the filing of a consolidated tax return, as each entity is taxed separately on an entity-by-entity basis. Doral Insurance Agency, Inc. (“Doral Insurance”), prior to converting to a Limited Liability Company in December 2012, had positive operating results over the past five years with sufficient income to utilize its deferred tax assets. Positive earnings in past years is significant positive evidence that no valuation allowance is necessary, which is why Doral Insurance did not have a valuation allowance offsetting its deferred tax assets. The conversion of Doral Insurance to a Limited Liability Company did not change the fact that Doral Insurance had sufficient income to support the use of its deferred tax assets. Therefore, no additional valuation allowance was necessary as a result of the conversion.

The Doral Insurance conversion, completed during the fourth quarter of 2012, provided DFC Parent with an additional consistent stream of income from an entity with a history of positive earnings. DFC Parent also underwent a significant business operations restructuring (the formation of Doral Recovery), which resulted in the transfer of certain non-performing assets to a new subsidiary, Doral Recovery, Inc. When the past financial results were evaluated taking into account the significant change in business operations during the 2012 period, the pro-forma combined historical results suggest that DFC Parent would not have been in a three year cumulative loss had the change in tax status for Doral Insurance and the Recovery restructuring occurred in the past. As such, the Company believes that the pro-forma results, coupled with DFC Parent’s future financial projections showing significant future profitability, are sufficient to overcome the negative evidence resulting from the three-year cumulative loss position in the past. Therefore, DFC Parent released a portion of the valuation allowance supported by the projected future income of the new combined entity.

Prior to March 26, 2012, when the Closing Agreement with PR Treasury was signed, the $230 million prepaid tax was related to a portion of DFC Parent’s deferred tax asset (the IO DTA), which was offset with a partial valuation allowance. The prepaid tax receivable recognized by the new Closing Agreement no longer met the definition of a deferred tax asset. As a result of the Closing Agreement the realization of the asset is no longer dependent on the realization of taxable income. Also, the prepaid tax can be used by any of the subsidiaries to reduce their tax obligation to the Government, and can be claimed for repayment to the Government at any time. Since the pre-paid tax receivable recognized by the Closing Agreement does not meet the definition of a deferred tax asset, it should be accounted for as an asset separate from the DTAs and no valuation allowance will be necessary for a tax receivable. The tax receivable was not created until the Closing Agreement was signed on March 26, 2012. Therefore, the tax benefit resulting from the release of the valuation allowance was recognized when the Closing Agreement was signed and the tax receivable was created, which was on March 26, 2012 after the new Closing Agreement was signed by both DFC Parent and the PR Government. As such, $113.7 million of the DTA was applied to the year ended December 31, 2012.”

January 16, 2014

The Company filed its Annual Report on Form 10-K for the year ended December 31, 2011 with the SEC on March 30, 2012. The Closing Agreement with the Commonwealth of PR was signed on March 26, 2012. The Company provided the following disclosure related to the signing of the Closing Agreement under Item 9B of the 2011 Form 10-K:

“On March 26, 2012 Doral Financial Corporation jointly with each of its Puerto Rico operating subsidiaries (the “Company”) entered into a Closing Agreement with the Commonwealth of Puerto Rico (the “Agreement”) in which the Commonwealth of Puerto Rico recognized a prepayment of income taxes of approximately $230 million from the Company related to the past overpayment of taxes. In accordance to the Agreement, the Company has a present claim on the overpayment to the Commonwealth of Puerto Rico that is not dependent on its future earnings. The Agreement also clarifies that the pre-paid tax asset survives in the event of a change in control of the Company or any of its Puerto Rico operating subsidiaries and can be apportioned among and used by the Company or any of its Puerto Rico subsidiaries. The Agreement supersedes and replaces the previous Closing Agreements between the Company and the Commonwealth of Puerto Rico in which the Company’s recovery of amounts related to the overpayment of taxes was in the form of an amortizing deferred tax asset which was used as an expense to reduce taxable income. The Company estimates it will recognize a tax benefit relating to the execution of the Agreement of approximately $100 million due to release of the associated deferred tax asset reserves, and will increase its reported Tier 1 regulatory capital by approximately $200 million. In the Agreement the Company committed to expand its Home Preservation Program by $50 million to allow Puerto Rico families to restructure or refinance their existing loans to remain in their homes, and to participate in a Puerto Rico government program to lend to small businesses. The Federal Reserve and the Federal Deposit Insurance Corporation have supervisory oversight authority over the Company and Doral Bank, including the quality of our Tier I regulatory capital, and as such the Federal Deposit Insurance Corporation or Federal Reserve in the future can seek to reduce our Tier 1 regulatory capital.”

The Company provided the disclosure under Item 9B of the Form 10-K for the fiscal year ended December 31, 2011 based on the views expressed by the Staff in Question 101.01 of the Compliance and Disclosure Interpretations for Form 8-K. The Company’s understanding of the Staff’s response to Question 101.01 is that the Company may disclose a triggering event, that would otherwise require disclosure in a Form 8-K, under Item 9B of a Form 10-K rather than in a separate Form 8-K if the triggering event occurs within four business days before the registrant’s filing of the periodic report. In this case, the signing of the Closing Agreement on March 26, 2012 took place within four business days of the filing of the Form 10-K on March 30, 2012. In addition, the Company will include a copy of the Closing Agreement as an exhibit in its filing of the Annual Report on Form 10-K for the year ended December 31, 2013.

Item 11. Executive Compensation, incorporated from page 28 of the Definitive Proxy Statement on Schedule 14A

13.	We note that, despite the Company’s policy to compensate its NEOs with equity awards, Messrs. Wahlman and Ivanov did not receive restricted stock units for the 2012 fiscal year. Please tell us why their respective 2012 bonuses were comprised solely of cash.

Response to Comment #13

In addition to the cash bonus awards paid in 2013 for 2012 performance, three of our NEOs, Mr. Glen R. Wakeman, President & CEO, Mr. Christopher C. Poulton, Executive Vice President- U.S. Operations and Mr. Enrique R. Ubarri, Executive Vice President- General Counsel, received restricted stock units for the 2012 fiscal year performance bonus paid on March 27, 2013. The Company’s practice is to provide a portion of the annual incentive award in cash and the balance in restricted stock, although this practice is not mandatory. The purpose of the restricted stock is to more closely align economic interests of the executives with shareholders and to deliver incentive compensation that reflects the longer term performance of the Company.

January 16, 2014

Pursuant to the Company’s disclosure on a Form 8-K filed with the SEC on March 13, 2013, Mr. Robert Wahlman, Executive Vice President, Chief Financial Officer and Chief Investment Officer of the Company, notified the Company that he would resign from his position to pursue other interests effective May 17, 2013. The Chief Executive Officer and the Board of Directors of the Company also announced in such Form 8-K disclosure that they had engaged a search firm to identify suitable Chief Financial Officer candidates. Effective on October 3, 2013, the Board of Directors of the Company appointed Mr. David Hooston as Executive Vice President- Chief Financial Officer of the Company. During the interim period, Mr. Penko Ivanov, the Chief Financial Officer of the U.S. Operations, served as its interim Chief Financial Officer of the Company.

For the 2013 bonus awards, restricted stock units were granted to members of the Company’s Senior Leadership Team, comprised of nine (9) senior officers of the Company. Since Mr. Wahlman had resigned from his position as Executive Vice President- Chief Financial Officer and member of the Company’s Senior Leadership Team prior to the granting of the restricted stock units, Mr. Wahlman only received a cash bonus since the vesting time for the restricted shares is one (1) year and Mr. Wahlman would not be employed by the Company at the time of vesting of the restricted stock units on March 27, 2014. Mr. Ivanov did not receive restricted stock units because Mr. Ivanov’s tenure as Chief Financial Officer of the Company was on an interim basis (5 months) and the equity bonus awards for the 2012 bonuses were limited to members of the Senior Leadership Team to more closely align the economic interests of these senior executives with shareholders. Although Mr. Ivanov was an NEO during 2012 because of his total compensation, Mr. Ivanov was not a member of the Senior Leadership Team during the period as to which the 2012 bonuses relate.

14.	We note that the short-term incentive compensation for the Company’s NEOs is targeted as a percentage of each individual’s base salary. Please tell us and revise future filings to identify how each NEO’s bonus is assessed including, where applicable, the formula for assessing such bonus. See Item 402(b)(v) of Regulation S-K.

Response to Comment #14

The Company believes that its past disclosures regarding short-term incentive compensation as set forth in its proxy statements filed with the SEC under Form 14A are compliant with all applicable SEC disclosure rules (including Item 402(b)(v) of Regulation S-K). The 2013 proxy statement discloses both the potential target bonus for each named executive officer and the factors weighed by the Compensation Committee in establishing the bonuses.

Prior to 2014 the bonuses paid to executives were not formula based, but rather as determined by the Compensation Committee based upon potential bonus targets set forth in each executive’s employment agreement or if the NEO did not have an employment agreement then as established by the Board. In other words, the Compensation Committee weighed various factors in determining the bonus to be paid to each NEO, but there was no specific formula bonus plan used to calculate the bonus. During 2013, the Compensation Committee engaged McLagan, an independent compensation consultant affiliated with Aon Hewitt, to establish a formula-based bonus compensation program and accordingly the Company anticipates that once such bonus program is implemented the disclosure surrounding such bonus program will have detailed formula-based targets.

January 16, 2014

As described in the Company’s proxy statement as filed with the SEC on May 8, 2013 (the “Proxy”), the Company states under Key Compensation Outcomes:

“Annual Incentive Awards for 2012: Each of our NEOs received cash bonuses for 2012 performance, and each of the NEOs except Mr. Ivanov also received an award of restricted stock in recognition of 2012 performance. Cash awards ranged from 40-100% of base salary, which represented payouts below target level for each NEO, except Mr. Poulton and Mr. Ivanov. The compensation committee determined that these awards were warranted based on significant year-over-year improvements of operating income; significant increase in Tier 1 capital due to the restructuring of deferred tax assets; and the results of the recruitment of key executive talent and realignment of the Company’s resources to address regulatory deficiencies and focus on the management of our business units. Each of the NEOs’ contributions was instrumental to the achievement of these results. In determining the 2012 bonuses, the compensation committee considered qualitative factors it believed relevant to the Company performance, including the results of the regulatory reviews.” (See Page 23.)

The Proxy further discloses that:

“Because most of our current named executive officers joined the Company at a time when the Company was in severe financial distress, the Board of Directors at that time induced these executives to join our Company by entering into long-term employment agreements with evergreen terms. The financial condition of the Company in 2006 was much worse than expected and the Company was forced to recapitalize itself in 2007 through the issuance of $610 million of new equity securities representing more than ninety (90%) percent of the equity interest in the Company. This transaction is sometimes referred to by us as the “recapitalization.” The recapitalization had the effect of virtually eliminating all the equity interests in the Company promised to these named executive officers at their time of hire. Within a year of the Company’s recapitalization the housing and financial crisis of 2008/2009 severely affected regional home loans and commercial finance banks such as Doral. The financial crisis has been particularly acute in Puerto Rico. This was one factor in the compensation committee’s decision to create a long-term retention program for our executive officers in June 2010 and to also provide a greater equity component to each of our NEOs as part of their overall compensation. We have continued to employ this policy by requiring NEOs to remain employed with the Company for a 12-month period in order for equity component of 2012 bonus award to vest.

The compensation committee strives to achieve balance in short- and long-term incentive compensation with the objective of delivering a significant portion of its incentive compensation to executives that reflects the longer term performance of the Company. However, due to the Company’s recent stock price and the limited number of authorized shares available to grant, the committee was unable to balance cash and equity compensation in 2012 to the extent it desired. The committee will continue to consider alternative methods of balancing short- and long-term compensation in 2013 and future years.” (See page 24.)

These disclosures make clear that most of the NEOs have employment agreements. Further on in the Proxy and as described below the disclosure makes clear that target bonuses are set forth in the employment agreements. The disclosure quoted above also makes clear that because the Company was in financial distress at the time of the hire of each NEO and continues to operate in a challenging economic environment, as well as certain constraints in the availability of equity, the Board is limited in its flexibility in establishing bonus targets and is very focused on retaining management to manage the Company through such challenging circumstances.

January 16, 2014

The Proxy sets forth detailed descriptions of each NEO’s employment agreement other than Mr. Ivanov who does not have an employment agreement:

“Employment Agreements with our NEOs

Each of our NEOs other than Mr. Ivanov is party to an employment agreement. The purpose of these agreements is to attract and retain high caliber executive officers, recognizing that termination and change in control protections are commonly provided at comparable companies with which we compete for executive talent. In addition, the compensation committee believes change in control protections enhance the impartiality and objectivity of the NEOs in the event of a change in control transaction and better ensure that shareholder interests are protected. Finally, these agreements include non-competition provisions that further protect the Company should the NEO elect to pursue other employment opportunities. The termination provisions of the agreements are described further in the discussion entitled Potential Payments upon Termination or Change in Control. Other provisions of the agreements are described further below.

Mr. Wakeman

We entered into an employment agreement with our Chief Executive Officer in May 2006, which was subsequently amended in December 2012. Mr. Wakeman’s employment agreement and compensation package were negotiated on an arms-length basis by the compensation committee. The compensation committee was assisted by Frederic W. Cook & Co., Inc., a leading executive compensation consulting firm. Mr. Wakeman’s employment agreement had an initial term of four years, with automatic one-year extensions (unless either party provides a notice of termination at least 180 days prior to the then-current expiration date). With the assistance of our outside consultants, we developed a total compensation package for Mr. Wakeman designed to provide a level of compensation that accurately reflected Mr. Wakeman’s competence and experience and his ability to have an immediate impact in his role as Chief Executive Officer, in light of our business and strategic goals. In developing Mr. Wakeman’s compensation package, we took into consideration Mr. Wakeman’s strong leadership background and record of building multi-product, consumer financial services businesses, as well as Mr. Wakeman’s significant international experience. We also took into consideration the compensation levels of similarly situated executives and the risks inherent to leaving an established career at one of the world’s best-known employers.

The principal terms of Mr. Wakeman’s compensation package per his employment agreement include:

•	a minimum annual base salary of $1.0 million;

•	target bonus opportunity of 150% of base salary and maximum bonus opportunity of 200% of target opportunity for each year of employment;

•	the use of a Company-provided car and driver; and

•	reimbursement of reasonable expenses associated with one club membership in Puerto Rico.

Mr. Wahlman

We entered into an employment agreement with our Chief Financial Officer in March 2009, which was subsequently amended in March 2010, August 2011 and December 2012. The agreement had an initial term of two years, with automatic one-year extensions (unless either party provides a notice of termination at least 60 days prior to the then-current expiration date). The principal terms of Mr. Wahlman’s compensation package per his employment agreement include:

•	a minimum annual base salary of $450,000;

•	target bonus opportunity of 65% of base salary; and

•	reimbursement of the cost of housing, up to $3,000 per month.

January 16, 2014

Mr. Poulton

We entered into an employment agreement with our Executive Vice President — U.S. Operations in June 2007, which was subsequently amended in December 2012. The agreement had an initial term of two years, with automatic one-year extensions (unless either party provides a notice of termination at least 180 days prior to the then-current expiration date). The principal terms of Mr. Poulton’s compensation package per his employment agreement include:

•	a minimum annual base salary of $400,000; and

•	target bonus opportunity of 60% of base salary and maximum bonus opportunity of 200% of target opportunity.

Mr. Ubarri

We entered into an employment agreement with our Executive Vice President — General Counsel in October 2006, which was subsequently amended in December 2012. The agreement had an initial term of two years, with automatic one-year extensions (unless either party provides a notice of termination at least 180 days prior to the then-current expiration date). The principal terms of Mr. Ubarri’s compensation package per his employment agreement include:

•	a minimum annual base salary of $400,000; and

•	target bonus opportunity of 60% of base salary and maximum bonus opportunity of 200% of target opportunity.” (See pages 30 and 31.)

According to the disclosure in the Proxy, Mr. Wakeman has a target bonus opportunity as set forth in his employment agreement of 150% with a maximum target bonus opportunity of 200%, and Mr. Poulton and Mr. Ubarri have target bonus opportunities of 60% of their base salary. Mr. Wahlman is no longer with the Company. The disclosure quoted below describes each of the factors weighed by the Compensation Committee in determining each NEO’s bonus, the fact that the bonus determination was made by the Compensation Committee and not on the basis of a formula based plan, and a table describing the targets and actual payments made in respect of 2012 compensation:

“Short-Term Incentive Compensation — Annual Bonuses and Equity Awards

All of our NEOs (as well as other eligible key employees) are eligible to receive annual bonuses. Annual bonuses are designed to align the executive’s performance with our business plan by rewarding the achievement of specific financial and qualitative factors including the progress made on key initiatives. Incentives for 2012 performance were paid in a combination of cash and restricted stock grants, continuing a practice begun with the awards in 2011 for 2010 performance. We believe it is appropriate to pay a portion of our annual incentive in equity in order to further bind executives to the interests of shareholders during our ongoing recovery period. Equity awarded in connection with the annual incentive plan vests one year from the date of grant.

The individual performance of the CEO for 2012 was determined by the compensation committee based on its evaluation of Mr. Wakeman’s leadership of Doral Financial in its turnaround efforts and the repositioning of the Company towards sustainable growth and profitability. The compensation committee determined that Mr. Wakeman would receive a cash bonus of $1,250,000 and 400,000 shares of restricted stock in recognition of his performance in 2012. The bonus was determined based on the significant improvement in 2012 in each of the following three key areas: year-over-year improvements of operating income; significant increase in Tier 1 capital due to the restructuring of deferred tax assets; and the results of the recruitment of key executive talent and realignment of the Company’s resources to address regulatory deficiencies and focus on the management of our business units.

January 16, 2014

The 2012 annual bonus payments for Messrs. Wahlman, Poulton and Ubarri were determined and approved by the compensation committee, with input from the Chief Executive Officer. The bonuses for Messrs. Wahlman, Poulton and Ubarri were $200,000; $375,000 and 200,000 shares of restricted stock; and $225,000 and 50,000 shares of restricted stock, respectively. The individual performance of these executives was determined based on the same three key areas used to determine the performance of the Chief Executive Officer, as well as individual business unit or departmental expectations. The compensation committee determined that the significant improvements in 2012 would not have been possible without the individual contributions and performance of Messrs. Wahlman, Poulton and Ubarri.

Once the compensation committee determined and approved the awards, they were then divided into cash bonuses and restricted stock awards. Our practice is to provide a portion of the annual incentive award in cash and the balance in restricted stock. The purpose of the restricted stock is to align the executives with shareholders and to deliver incentive compensation that reflects the longer term performance of the Company. The number of shares granted was determined based on remaining authorized shares available to grant. The portion of the awards paid in cash is reflected in the Bonus column of the Summary Compensation Table on page 33, and the portion of the awards comprised of shares of restricted stock is disclosed in the table below and will be reported in the Grants of Plan-Based Awards Table in next year’s proxy statement pursuant to Item 402(d) of Regulation S-K. Equity granted in 2012, which related to our performance in 2011, is disclosed in the Stock Awards column of the Summary Compensation Table.

Mr. Ivanov’s 2012 bonus payment was recommended by the CEO and approved by the compensation committee on the basis of the annual performance of our U.S. division as a whole as well as the performance of the areas of our U.S. business for which Mr. Ivanov was directly responsible. Specifically, in 2012 our U.S. division exceeded both its pre-tax income and asset quality targets, and Mr. Ivanov met or exceeded his established targets for financial reporting and overall business leadership.

The table below sets forth the target bonus levels established under each executive’s employment agreement (other than Mr. Ivanov, who has no employment agreement), as well as actual cash and equity incentives paid to our NEOs for performance in 2012.

Named Executive Officer	Base Salary	Target Bonus (Percentage of 2012 Base Salary)	Restricted Stock Units(1)	Actual Cash Bonus Paid	Actual Cash Bonus (Percentage of 2012 Base Salary)(2)
Glen Wakeman	$1,250,000	150%	400,000	$1,250,000	100%
Robert Wahlman	500,000	65%	—	200,000	40%
Christopher Poulton	500,000	60%	200,000	375,000	75%
Enrique Ubarri	450,000	60%	50,000	225,000	50%
Penko Ivanov	325,000	50%	—	195,000	60%

(1)	Amount reported is the actual shares of restricted stock granted to each named executive officer in April 2013 and not the dollar value of the restricted stock. 100% of the restricted stock awards will vest 12 calendar months after March 27, 2013 or if there is a change in control of the Company, provided that the named executive officer’s employment has not ended before the vesting date subject to any employment agreement between the named executive officer and the Company.
(2)	Percentage is based on the actual cash bonus percentage received by the named executive officer.”

January 16, 2014

For fiscal years starting 2014, the Compensation Committee is working with McLagan to establish a formula based bonus plan. Accordingly, the Company anticipates describing the formula components for each NEO as well as the over-all target bonus and then how the bonus was calculated based upon whether the Company and each NEO met the individual, collective and Company performance targets, as the case may be. Because that plan has not yet been developed the Company cannot describe at this time the formula for future bonus awards, but confirms to the Staff that it will comply in this regard with Item 402(b)(v) of Regulation S-K.

Form 10-Q for the Fiscal Quarter ended September 30, 2013

Note 1. Nature of Operations and Basis of Presentation, page 10

15.	We note your disclosure that during June 30, 2013 and September 30, 2013 you recorded several out-of-period adjustments. Please tell us the following:

•	Explain in further detail each of the adjustments made to your financial statements, including a discussion of how you became aware of the error, the period the adjustments relate to, and the prior and current accounting for each of these adjustments.

•	Noting similar disclosures related to these adjustments on page 7 of your Form 10-Q for fiscal quarter ended June 30, 2013, please tell us how you considered whether any of these adjustments individually or in total represented a material weakness in your control processes. Please also explain despite these adjustments you were able to conclude that you have effective disclosure and control procedures and internal control over financial reporting for each of these periods.

Response to Comment #15

During the second quarter of 2013, management noted an unusual variance in interest income which was not consistent with the expected performance of the Company’s loan portfolio. Upon further review, management noted three large loan modifications where interest income was incorrectly capitalized. The accounting of these three instances was corrected during the second quarter of 2013. The Company conducted a review of loan modifications to assess whether these were isolated instances, and discovered that for certain modifications in which the first and second mortgages were combined (“mortgage junction modifications”), accrued interest income was being capitalized in the loan balance but not deferred. The Company reviewed all such modifications performed during 2012, the first year the applicable mortgage junction modifications were performed, and 2013. The review identified a total of $2.3 million of capitalized interest income that was not deferred.

Upon identifying the aforementioned error, the review was expanded to all loan modifications performed from January 1, 2011 through June 30, 2013. It was discovered that the same issue noted on the mortgage junction modifications also existed for other modifications, except for the “I-Mod” and the “PRP” modifications which were the main modification programs used since 2011. Management then performed an assessment to quantify the potential error from the modifications for the period from January 2011 to June 2013, totaling $3.9 million ($6.2 million when combined with the previously mentioned mortgage junctions).

Given that this adjustment impacted the book value of the residential mortgage loan portfolio, management recalculated the ALLL for each quarter of 2012 and 2013 with the adjusted book values. The revised ALLL calculations resulted in a decrease of $4.6 million in the ALLL as of June 30, 2013. For those loans that were not defaulted and where the discounted cash flow method was used, the discounted cash flows were compared to the book value. Because the book value of the loans had been inadvertently

January 16, 2014

overstated, the impairment amount recognized was also overstated. As such, the impact of the capitalization of interest income of $6.2 million resulted in a $4.6 million impact on the provision for loan losses. The impact on the Company’s cumulative income before taxes as a result of this error was $1.6 million ($6.2 million decrease in interest income offset by a $4.6 million decrease in the provision) as of June 30, 2013.

Also during the preparation of the ALLL calculation for the second quarter of 2013, the Company identified a coding error within its data management/analytics tool in which approximately $100.0 million of modified loans were included in the wrong category. For the purpose of its ALLL analysis, the cash flows of each loan category are evaluated on a pool basis. The incorrectly coded loans were mistakenly included in a loan category with a lower expectation of future defaults, which resulted in a higher net present value of future cash flows. Accordingly, the impact of a code correction that moved approximately $100.0 million of loans to the appropriate category resulted in $3.8 million cumulative increase in ALLL reserves as of June 30, 2013, with a corresponding increase to the provision.

Also during the second quarter of 2013, it was identified that the Company had incorrectly recorded an additional $0.3 million of servicing income for certain mortgage servicing rights at December 31, 2012 relating to a servicing contract that had been sold to a third party in September 2012. Accordingly, an entry to reduce servicing income and servicing assets by $0.3 million should have been recorded at December 31, 2012. An out-of-period adjustment was booked during the second quarter of 2013.

The Company has historically used Interest Rate Lock Commitments (“IRLCs”) that satisfy the definition of a derivative (i.e. on loans that it intends to sell), but had not recorded them until the first quarter of 2013. During the first quarter of 2013, the Company began recording these IRLC derivatives, but did not adjust any prior periods. When the Company first recorded the IRLC derivative asset using their fair value of $1.3 million at March 31, 2013, the entire amount was incorrectly recorded as income, whereas only $0.1 million was actually related to an increase in fair value for the three months ended March 31, 2013.

Also during the second quarter of 2013, the Company discovered that the assumptions used to estimate its recourse liability was inconsistent with those assumptions used within the ALLL model, as the Company uses the same assumptions for portfolio performance, given the similarity in the portfolio characteristics Therefore, and adjustment to the recourse model was made to align the assumptions used with that of the ALLL model. As a result of this change, a cumulative out-of-period adjustment of $1.3 million was recorded to increase the Company’s recourse provision, with a corresponding increase to its recourse liability.

There were two out-of-period adjustments resulting from the Company’s FY2011 external audit, affecting results for 2012, which had previously been considered in the SAB 99 analysis performed at December 31, 2012 which was concluded to be immaterial with respect to the December 31, 2012 and 2011 financial statements. One $(0.8) million adjustment related to the under accrual of operating expenses, while the other $0.4 million adjustment related to the capitalization of OREO professional expenses. The adjustments, which netted to a $0.4 million credit to Net Loss, were considered during our evaluation of the materiality of the aforementioned errors. The Company performed an internal controls assessment for the 2011 out-of-period adjustments during the 2011 year-end audit, and concluded that they were control deficiencies.

Management also performed an internal controls assessment as a result of the aforementioned errors. The assessment consisted of evaluating the impact of the resulting adjustments, individually and in the aggregate, on the quarterly financial statements for each period affected, as well as considering whether the control deficiency could have potentially resulted in a material misstatement. Given the volatility of the Company’s financial results during the past five years, assessing what is material to the financial

January 16, 2014

statements involves judgment and cannot be limited to quantitative measurements. Therefore, one of the key elements when determining materiality is an evaluation of the impact the error has on overall results, and how that affects the investor’s assessment of the Company’s financial performance. The table below shows the net impact of each out-of-period adjustment recorded during 2013 on the income statement for the quarter to which each pertains:

As of June 30, 2013
(In millions)	Out-of-Period Adjustments w/ Quarterly Income(Loss) Impact
	2011	Q1-2012	Q2-2012	Q3-2012	Q4-2012	YTD 2012	Q1-2013	Q2-2013	total 2013	Cumulative
Modification of Loans Adjustment	(0.4)	(0.6)	(1.5)	(0.6)	(1.3)	(4.0)	(1.5)		(1.5)	(5.9)
2011 SUM Items Waived in Prior Periods	(0.4)	0.4				0.4			—	—
SAS Code Correction			(0.1)	(1.3)	(1.1)	(2.5)	(1.3)		(1.3)	(3.8)
MSR FV Adjustment				(0.3)		(0.3)			—	(0.3)
IRLC Derivative	0.9	0.2	0.3	1.0	(1.2)	0.3	(1.2)		(1.2)	—
Recourse Liability					(0.4)	(0.4)	1.7		1.7	1.3
ALLL impact due to Modified Loans Adjustment	0.3	0.4	1.1	0.4	1.0	2.9	1.1		1.1	4.3

TOTAL Impact on Loss Before Income Tax	0.4	0.4	(0.2)	(0.8)	(3.0)	(3.6)	(1.2)		(1.2)	(4.4)

Total Impact on Net Loss	0.2	0.2	(0.1)	(0.5)	(1.8)	(2.2)	(0.7)		(0.7)	(2.7)

The Company’s net losses for the past five years have fluctuated between $3.3 million and $318.3 million. When evaluating the impact of a $0.2 million net error in 2011, $(2.2) million in 2012, and $(0.7) million in 2013, and considering how the impact changes the perspective of an investor or potential investor, management judged these errors would not change the financial assessment of the Company. Based on annualized results for the first two quarters of 2013, as expected by management at the time of the evaluation, the Company would experience an approximate $45 million net loss for the year. Also considered was the fact that three of the aforementioned out-of-period adjustments identified during the second quarter of 2013 pertained to adjustments of estimates derived from the Company’s recourse and ALLL models, which are inherently subject to judgment and some imprecision. Therefore, the Company concluded that the impact of the errors, considering the effect of each within the quarter which they belong, did not result in a material misstatement of the financial statements and related disclosures for any of the affected periods. In determining whether the related control deficiency could have resulted in a material misstatement, it was concluded that the Company has in place sufficient compensating controls that would assure that such errors would not rise to the level of a material misstatement. Specifically, the Company performs monthly P&L variance analysis, disaggregated by line of business, which would identify such errors. In fact, it was in this manner that the loan modification error was first identified, which led to a further investigation and ultimate resolution.

As a result of its analysis, management noted a significant deficiency with respect to the error within the loan modifications. In compliance with SOX, the deficiency was communicated to the external auditors and the Company’s Audit Committee prior to filing the Form 10-Q for the second quarter of 2013.

It should be noted that during the third quarter of 2013, the Company identified two additional errors pertaining to prior periods that were booked as out-of-period adjustments during the quarter ended September 30, 2013. Both of the adjustments are summarized below:

In 2007, the PR Government created several laws intended to stimulate the economy. One of these laws (Act No. 197) was intended to stimulate the sales of real estate, which provided financial institutions with tax credits for the financing of “eligible housing.” Under this program, a financial institution grants the homebuyer a deduction to the principal balance of the mortgage, and then the financial institution submits documentation to the PR Department of Treasury to obtain Housing Tax Credit certificates. Originally, the Act No. 197 Tax Credits were capped at $220.0 million, but the PR government did not monitor and track the projects. As a result of this issue, financial institutions exceeded this cap and had their excess Tax Credit Certificates denied. In the case of the Company, certificates totaling $3.5 million were denied. During the first quarter of 2012, Act No. 42 was signed into Law, which removed the cap on Housing

January 16, 2014

Income Tax Credits and allocated a specific fund for “unclaimed property” to be used to settle outstanding claims. In order to qualify under Act No. 42, a request for the refund of previously denied Income Tax Credits had to be formally requested from the PR Department of Treasury by June 30, 2012. The Company submitted its formal request prior to the deadline, but inadvertently did not book the $3.5 million prepaid income tax during the first quarter of 2012. As such, an out-of-period adjustment of $3.5 million was debited to prepaid income taxes, with offsetting corresponding credit to non-interest expense, during the third quarter of 2013.

During the third quarter of 2013, the Company included the full impact of $6.0 million in dividends received from a wholly-owned subsidiary as a tax deduction within its third quarter 2013 Tax Model, although $4.0 million of those dividends pertained to the second quarter of 2013. As such, an out-of-period adjustment of $1.6 million (tax effect of dividend distribution) was debited to the deferred income tax provision, with an offsetting credit to the deferred income tax asset.

The impact to net loss of the aforementioned third quarter of 2013 adjustments for each applicable period is summarized in the updated table below:

As of September 30, 2013
(In millions)	Out-of-Period Adjustments w/ Quarterly Income(Loss) Impact
	2011	Q1-2012	Q2-2012	Q3-2012	Q4-2012	YTD 2012	Q1-2013	Q2-2013	total 2013	Cumulative
Modification of Loans Adjustment	(0.4)	(0.6)	(1.5)	(0.6)	(1.3)	(4.0)	(1.5)		(1.5)	(5.9)
2011 SUM Items Waived in Prior Periods	(0.4)	0.4				0.4			—	—
SAS Code Correction			(0.1)	(1.3)	(1.1)	(2.5)	(1.3)		(1.3)	(3.8)
MSR FV Adjustment				(0.3)		(0.3)			—	(0.3)
IRLC Derivative	0.9	0.2	0.3	1.0	(1.2)	0.3	(1.2)		(1.2)	—
Recourse Liability					(0.4)	(0.4)	1.7		1.7	1.3
ALLL impact due to Modified Loans Adjustment	0.3	0.4	1.1	0.4	1.0	2.9	1.1		1.1	4.3
Tax Credit Adjustment		3.5				3.5				3.5
Deferred Tax Provision								1.6	1.6	1.6

TOTAL Impact on Loss Before Income Tax	0.4	3.9	(0.2)	(0.8)	(3.0)	(0.1)	(1.2)	1.6	0.4	0.7

Total Impact on Net Loss	0.2	2.4	(0.1)	(0.5)	(1.8)	(0.1)	(0.7)	1.0	0.2	0.4

Given the above quantitative analysis, management continued to conclude that the errors would not change the financial assessment of the Company for the periods affected. Management’s conclusion on the qualitative factors considered was consistent with the aforementioned considerations made for the out-of-period adjustments identified in the second quarter of 2013.

In performing an internal controls assessment of the aforementioned out-of-period adjustments discovered during the third quarter of 2013, management concluded that it was not at least reasonably possible that the errors could have become material to the interim or annual financial statements, given the compensating controls in place.

Provision for Loan and Lease Losses, page 76

16.	We note disclosure on page 77 that your efforts to maintain updated appraisals on real estate properties collateralizing residential mortgage loans is almost complete. Please tell us and revise your future filings to disclose your plans for obtaining updated appraisals along with any appraisal policy and procedure changes that resulted from these efforts. Additionally, please tell us and revise future filings to disclose the financial statement impact resulting from these updated appraisals.

January 16, 2014

Response to Comment #16

The Company will revise its “Note 2 – Summary of Significant Accounting Policies” disclosure in future 10-K filings as described in more detail below:

“The Company’s current criteria for assessing whether an existing appraisal or evaluation continues to reflect the market value (that is, continues to be valid) for default properties (loans secured by residential properties with interest more than 180 days past due) is 12 months for residential properties and between 12 and 18 months for commercial properties. Nevertheless, certain commercial properties may not require an appraisal or evaluation before the 18th month, as valuation concerns might not have arisen at that point. These standards will vary depending upon the condition of the property and the marketplace, and the nature of the transaction.

The Company intends to keep current all appraisals required by its policies. The Company has not made any changes in appraisal policy as a result of the backlog for appraisals in Puerto Rico caused by a shortage in available appraisers as compared to demand for appraisals by all banks in Puerto Rico. The Company has changed its procedures in keeping track of appraisals in order to better manage obtaining current appraisals. In particular, in order to keep track of the efforts made to maintain the appraisals current, the Company completes daily scorecards to monitor, among other things, appraisals pending to be requested, appraisals pending to be received, appraisals received but under review or pending to be reviewed and appraisals already received and accepted. These scorecards permit the Company to determine the timing and efforts needed to continue requesting the necessary appraisals.”

The Company intends to revise the “Provision for Loan and Lease Losses” section within the MD&A of its future 10-Q and 10-K filings to include the following disclosure related to the aforementioned updated appraisals:

“Residential mortgage — provision for loan and lease losses of $24.8 million compared to $100.3 million recorded for the same 2012 period. The decrease of $75.5 million consists of: (i) lower allowance requirement as a result of model enhancements to better reflect loan performance; (ii) additional provision recorded during the nine months ended September 30, 2012 due to changes in estimate, including one relating in part due to deteriorating economic conditions, and relating to residential mortgage loans that were delinquent for more than five years ; and (iii) a decrease of $45.4 million in charge-offs recorded during the nine months ended September 30, 2013 when compared to the same period in 2012 resulting primarily from the Company’s ability to obtain updated appraisals on real estate properties collateralizing residential mortgage loans. The Company significantly improved its appraisal tracking, review process, and its list of approved appraisers in PR enabling compliance with maintaining current collateral values.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 16, 2014

If you have any questions on the response above or require any additional information, please do not hesitate to contact the undersigned at (786) 501-8203.

Sincerely,

/s/ David Hooston

David Hooston

Chief Financial Officer